Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

REPROS THERAPEUTICS INC.

at

$0.67 per share

by

CELESTIAL MERGER SUB, INC.

a wholly owned subsidiary of

ALLERGAN SALES, LLC

and an indirect wholly owned subsidiary of

ALLERGAN plc

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, ONE MINUTE AFTER 11:59 P.M. EASTERN TIME, ON JANUARY 29, 2018 UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Celestial Merger Sub, Inc., a Delaware corporation (which we refer to as “Purchaser”) and a wholly owned subsidiary of Allergan Sales, LLC, a Delaware limited liability company (which we refer to as “Parent”), an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (which we refer to as “Allergan”), is offering to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Repros Therapeutics Inc., a Delaware corporation (which we refer to as “Repros”), at a price of $0.67 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 11, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Repros. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Repros (the “Merger”) as soon as practicable without a vote of the stockholders of Repros in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), with Repros continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares (i) owned or held in treasury by Repros or owned by Parent, Purchaser or any of their respective subsidiaries, which Shares will be cancelled and will cease to exist or (ii) held by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically cancelled and converted into the right to receive $0.67 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes. As a result of the Merger, Repros will cease to be a publicly traded company and will become wholly owned by Parent. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

The Offer is conditioned upon, among other things, (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

(i) the Minimum Condition (as described below),

(ii) the Antitrust Condition (as described below) and

(iii) the Governmental Impediment Condition (as described below).

The Offer is not subject to a financing condition. The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet received) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, one minute after 11:59 P.M., on January 29, 2018 (the “Expiration Date”, unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication).

The Antitrust Condition requires that any applicable waiting period (or any extension thereof) under any applicable antitrust law, shall have expired or otherwise been terminated prior to the Expiration Date, or any pre-closing approval or clearance required under any applicable antitrust law shall have been obtained. Parent has determined that the Offer and Merger do not exceed the thresholds for reporting under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and therefore the Offer and Merger do not trigger a notification and report form under the HSR Act. Parent has not identified any foreign antitrust laws applicable to the proposed transaction that would impose a waiting period or approval requirement.

The Governmental Impediment Condition requires that, other than the application of the waiting period provisions of applicable antitrust law to the Offer or the Merger, there has not been any (i) statute, rule, regulatory or other law, judgment or order enacted, promulgated, issued entered, enforced or deemed applicable to the Merger by any governmental entity of competent jurisdiction enjoining, preventing or otherwise prohibiting or making illegal the consummation of the Offer or the Merger and (ii) claim, action, suit or proceeding by a governmental entity that has not been resolved, and no governmental entity having notified Parent or Repros of its intention to commence, or recommend the commencement of, an action or having opened a formal or informal investigation or “matter under inquiry” or similar investigative status or made a non-trivial inquiry which remains pending, in each case, (A) seeking or purporting to challenge, prohibit, interfere with, limit, delay, restrain, impose damages or other material obligations in connection with, or increase the cost of, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Offer or the Merger, or (B) seeking to (1) prohibit or limit the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, Repros or Repros’ subsidiary or compel Parent or any of its subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent, Repros or any of their respective subsidiaries, or impose any limitation, restriction or prohibition on the ability of Parent, Repros or any of their respective subsidiaries to conduct its business or own such assets, (2) impose limitations on the ability of Parent or any of its subsidiaries (including Purchaser) effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation or (3) require Parent or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of Repros or Repros’ subsidiary or of Parent or its affiliates (the “Governmental Impediment Condition”). The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.”

The board of directors of Repros (which we refer to as the “Repros Board”), among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are advisable, fair to, and in the best interests of, Repros and the holders of the Shares, (ii) approved, adopted and declared it advisable to enter into, the Merger Agreement, (iii) resolved that the Merger be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares in the Offer.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase carefully before deciding whether to tender your Shares pursuant to the Offer.

December 29, 2017

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary and paying agent for the Offer (which we refer to as the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer. If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery (See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details).

* * * * *

Questions and requests for assistance should be directed to the Information Agent (as described herein) at its address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

212-929-5500 (Call Collect) or

CALL TOLL FREE 800-322-2885

Email: tenderoffer@mackenziepartners.com

December 29, 2017

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. Allergan, Parent and Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Repros contained herein and elsewhere in the Offer to Purchase has been provided to Allergan, Parent and Purchaser by Repros or has been taken from or is based upon publicly available documents or records of Repros on file with the United States Securities and Exchange Commission (“SEC”) (or other public sources at the time of the Offer). Allergan, Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All issued and outstanding shares of common stock, par value $0.001 per share, of Repros Therapeutics Inc. (the “Shares”).

Price Offered Per Share	$0.67 per Share, net to the seller in cash (the “Offer Price”), without interest and less any applicable withholding taxes.

Scheduled Expiration of Offer	End of the day, one minute after 11:59 P.M., Eastern Time, on January 29, 2018, unless the offer is extended or terminated. See Section 1 — “Terms of the Offer.”

Purchaser	Celestial Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Allergan Sales, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company.

Who is offering to purchase my shares?

Celestial Merger Sub, Inc., or Purchaser, a wholly owned subsidiary of Allergan Sales, LLC, and an indirect wholly owned subsidiary of Allergan plc, or Allergan, is offering to purchase for cash all of the issued and outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of making the Offer and completing the process by which Purchaser will be merged with and into Repros. See the “Introduction” and Section 8 — “Certain Information Concerning Allergan, Parent and Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us”, “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Allergan” to refer to Allergan plc alone, “Parent” to refer to Allergan Sales, LLC alone, the term “Purchaser” to refer to Celestial Merger Sub, Inc. alone and the terms “Repros” and the “Company” to refer to Repros Therapeutics Inc. alone.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding Shares of Repros on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to Shares of Repros common stock.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Repros. If the Offer is consummated, pursuant to the Merger Agreement (as defined below), Parent intends immediately thereafter to cause Purchaser to consummate the Merger (as described below). Upon consummation of the Merger, Repros would cease to be a publicly traded company and would be a wholly owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $0.67 per Share net to the seller in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1 — “Terms of the Offer” and Section 2 — “Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. Parent, Purchaser and Repros have entered into an Agreement and Plan of Merger, dated as of December 11, 2017 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Repros (the “Merger”) with Repros continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. If the Minimum Condition (as defined below) is satisfied and we consummate the Offer, we intend to effect the Merger as promptly as practicable without any vote by the stockholders of Repros pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”).

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Conditions of the Offer.”

Will you have the financial resources to make payment?

Yes. Consummation of the Offer is not subject to any financing condition. The total amount of funds required by Parent and Purchaser to consummate the Offer and purchase all outstanding Shares in the Offer, provide funding for the Merger, provide funding for the payment in respect of outstanding In The Money Options (as defined below) is approximately $26.6 million plus related fees and expenses. Parent and Purchaser anticipate funding such cash requirements from Parent’s available cash. In connection with the Merger, Repros will pay approximately $3.4 million to repurchase outstanding Series A Warrants to purchase Company Common Stock (the “Series A Warrants”) and the outstanding Series B Warrants to purchase Company Common Stock (the “Series B Warrants” and, together with the Series A Warrants, the “Company Warrants) amended. This amount was deposited in escrow by Parent on December 15, 2017.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger;

•	The required funds to repurchase the Company Warrants have been deposited into escrow prior to the commencement of the offer;

•	the Offer is being made for all outstanding Shares solely for cash; and

•	Parent and/or one or more of its affiliates has, and will arrange for Purchaser to have, sufficient funds available to pay the Offer Price in respect of all Shares validly tendered in the Offer, and not validly withdrawn, prior to the Expiration Date (as defined below), to acquire the remaining outstanding Shares in the Merger.

How long do I have to decide whether to tender my Shares in the Offer?

You will have until the end of the day, one minute after 11:59 P.M., Eastern Time, on January 29, 2018, unless we extend the Offer pursuant to the terms of the Merger Agreement (such date and time, as it may be extended in accordance with the terms of the Merger Agreement, the “Expiration Date”) or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary (as described below) prior to such time, you may be able to use a guaranteed delivery procedure, which is described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer is referred to as the “Offer Closing,” and the date and time at which such Offer Closing occurs is referred to as the “Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes, the Offer can be extended. In certain circumstances, we are required to extend the Offer beyond the initial Expiration Date, but we will not be required, or permitted without Repros’ consent, to extend the Offer beyond March 28, 2018), except that at our election we may extend the Offer beyond March 28, 2018, but not beyond September 15, 2018, in the event that we direct the release of funds from the warrant escrow to effect the Warrant Repurchase (as defined in the Series A Warrants and Series B Warrants) prior to the completion of the Merger.

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must (and Parent must cause Purchaser to) extend the Offer (i) if, on the then-effective Expiration Date, any of the Offer Conditions have not been satisfied or waived (to the extent permitted under the Merger Agreement), for one (1) or more periods of time of up to ten (10) business days each (the length of such period to be determined by Purchaser), or for such longer period as Purchaser, Parent and Repros may agree, in order to permit the satisfaction of such Offer Conditions and (ii) for any period required by any rule, regulation, interpretation or position of the SEC or its staff, NASDAQ Capital Market (“NASDAQ”) or necessary to resolve any comments of the SEC or its staff applicable to the Offer. However, Purchaser and Parent are not required, or permitted without Repros’ consent, to extend the Offer beyond the earlier of the valid termination of the Merger Agreement and March 28, 2018 (or such later date specified by Parent in a notice to Repros in the event of a Warrant Repurchase) (but no later than September 15, 2018) (the “Outside Date”) (the “Extension Deadline”). Further, neither Parent nor Purchaser will in any event be required to extend the Offer more than once, for a period of up to ten (10) business days, if, as of the applicable Expiration Date (other than the initial Expiration Date), all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition. Purchaser will not, and Parent will not cause Purchaser to, extend the Offer if all Offer Conditions have been met. If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Computershare Trust Company, N.A., which is the depositary and paying agent for the Offer (the “Depositary”), of any extension and will issue a press release announcing the extension not later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date.

See Section 1 — “Terms of the Offer.”

What are the conditions to the Offer?

The Offer is conditioned upon the satisfaction or waiver of the following conditions (the “Offer Conditions”):

•	the number of Shares validly tendered (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” as defined by Section 251(h)(6)(f) of the DGCL) in accordance with the terms of the Offer and not validly withdrawn on or prior to one minute after 11:59 P.M., Eastern Time on the Expiration Date, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that the Company would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication) (the “Minimum Condition”);

•	any applicable waiting period (and any extension thereof) applicable to the Offer under any applicable antitrust law shall have expired or been terminated prior to the Expiration Date, or any pre-closing approval or clearance required under any applicable antitrust law shall have been obtained (the “Antitrust Condition”);

•	(x) there has not been any claim, action, suit or proceeding by any governmental entity that has not been resolved, or any governmental entity that have notified Parent or Repros of its intention to commence, or recommend the commencement of, an action or shall have opened a formal or informal investigation or “matter under inquiry” or similar investigative status or made a non-trivial inquiry which remains pending, in each case, (1) challenging or seeking or purporting to challenge, prohibit, interfere with, limit, delay, restrain, impose damages or other material obligations in connection with, or increase the cost of, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger or (2) seeking to (A) prohibit or limit the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, Repros or the Subsidiary or compel Parent or any of its subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent, Repros or any of their respective subsidiaries, or impose any limitation, restriction or prohibition on the ability of Parent, Repros or any of their respective subsidiaries to conduct its business or own such assets, (B) impose limitations on the ability of Parent or any of its subsidiaries (including Purchaser) effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation or (C) require Parent or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of Repros or the Subsidiary or of Parent or its affiliates; and (y) there has not been any statute, rule, regulation or other law, judgment or order enacted, promulgated, issued, entered, enforced, or deemed applicable to the Offer, by any governmental entity of competent jurisdiction that is in effect which restrains, enjoins, prevents or otherwise prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger (the “Governmental Impediment Condition”);

•	The Merger Agreement has not been terminated in accordance with its terms;

•	the accuracy of the representations and warranties made by Repros in the Merger Agreement, subject to the materiality and other qualifications set forth in the Merger Agreement (the “Representations Condition”);

•	the performance or compliance of Repros in all material respects with all obligations, agreements and covenants required to be performed or complied with by it under the Merger Agreement (the “Covenants Condition”);

•	since the date of the Merger Agreement, there has not occurred any change, state of fact, condition, event, circumstance, effect, occurrence or development that has had or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect (as described below) (the “Material Adverse Effect Condition”); and

•	Purchaser has received a certificate executed on behalf of Repros by the chief executive officer or the chief financial officer of Repros confirming that the Representations Condition, the Covenants Condition and the Material Adverse Effect Condition have been satisfied.

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions (other than the Minimum Condition) or modify or amend the terms or conditions of the Offer, including the Offer Price. However, unless otherwise provided in the Merger Agreement or with Repros’ prior written consent, Parent and Purchaser are not permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions, (iv) waive or amend the Minimum Condition, (v) amend the Offer Conditions in a manner that is adverse to the holders of Shares, or (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as required or permitted by the Merger Agreement.

See Section 15 — “Conditions of the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can (i) tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, no later than the Expiration Date. If you are the registered owner but your stock certificate is not available or you cannot deliver it to the Depositary before the Offer expires, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within two (2) NASDAQ trading days. For the tender to be valid, however, the Depositary must receive the missing items within that two (2) trading-day period. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934, as amended, Shares may be withdrawn at any time after February 27, 2018, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

What does the Repros board of directors think of the Offer?

The board of directors of Repros (which we refer to as the “Repros Board”), among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are advisable, fair to, and in the best interests of, Repros and the holders of the Shares, (ii) approved, adopted and declared it advisable to enter into, the Merger Agreement, (iii) resolved that the Merger be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares in the Offer.

See the “Introduction” and Section 10 — “Background of the Offer; Past Contacts or Negotiations with Repros.” A more complete description of the reasons for the Repros Board’s approval of the Offer and the Merger is set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to all Repros stockholders together with this Offer to Purchase.

If the Offer is completed, will Repros continue as a public company?

No. Immediately following consummation of the Offer, we expect to complete the Merger pursuant to applicable provisions of Delaware law, after which the Surviving Corporation will be a wholly owned subsidiary of Parent and the Shares will no longer be publicly traded.

See Section 13 — “Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

If we complete the Offer, and accordingly acquire a majority of outstanding Shares, then, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Repros pursuant to Section 251(h) of the DGCL. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer, nor will we consummate the Merger.

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Repros (i) will not be required to vote on the Merger, (ii) will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer and (iii) will, if they do not validly exercise appraisal rights under Delaware law, receive the same Offer Price, without interest and less any applicable withholding taxes, for their Shares as was payable in the Offer (the “Merger Consideration”).

See Section 11 — “The Merger Agreement; Other Agreements,” Section 12 — “Purpose of the Offer; Plans for Repros — Merger Without a Stockholder Vote” and Section 17 — “Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On December 11, 2017, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $0.47. On December 28, 2017, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $0.65. The Offer Price represents an approximately 42.55% premium over the December 11, 2017 closing stock price an implied discount of approximately 54.7% below the 52-week high trading price of $1.48 per share for the Common Stock prior to December 11, 2017.

See Section 6 — “Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Repros will not authorize or pay any dividends or make any distributions (whether in cash, assets, shares or other securities of Repros or its subsidiary) on any shares of any Repros securities (including the Shares), except dividends and distributions paid or made by Repros’ subsidiary to Repros.

See Section 6 — “Price Range of Shares; Dividends.”

What will happen to the Company Warrants in the Offer?

On December 11, 2017, Repros and the holders of a majority of outstanding Series A Warrants and the holders of a majority of outstanding Series B Warrants amended the terms of the Company Warrants to provide that Repros will have the right, at its option, to purchase each outstanding and unexercised Company Warrant for a cash payment in the respective amounts per Series A Warrant and Series B Warrant determined in accordance with such amendment (“Repurchase Option”) and Repros subsequently exercised the Repurchase Option as to all of the Company Warrants for approximately $3.4 million. This amount was deposited in escrow by Parent on December 15, 2017.

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders of Repros will be entitled to appraisal rights in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options or stock awards in the Offer?

Pursuant to the Merger Agreement, at the Effective Time, each stock option to purchase Shares (“Company Stock Option”) granted under any of Repros’ 2011 Equity Incentive Plan, Zonagen, Inc. 2004 Stock Plan and Zonagen, Inc. 2000 Non-Employee Directors’ Stock Option Plan, each as amended (collectively, the “Company Equity Plans”), that is outstanding and unexercised, whether or not vested or exercisable and which has a per share exercise price that is less than the Offer Price (each, an “In The Money Option”) will vest in full, and automatically be canceled and terminated as of the Effective Time, and the holder thereof shall become entitled to receive an amount in cash, if any, equal to the product of (i) the total number of Shares underlying such Company Stock Option outstanding immediately prior to the Effective Time multiplied by (ii) the excess of the Offer Price over the exercise price per Share of such Company Stock Option, without interest and subject to any applicable withholding or other taxes required to be withheld in accordance with the Merger Agreement.

Each Company Stock Option other than an In the Money Option that is outstanding and unexercised at the Effective Time, whether or not vested or exercisable will be cancelled at the Effective Time without any consideration payable therefor.

Pursuant to the Merger Agreement, at the Effective Time, each outstanding restricted stock unit and any associated rights to the issuance of additional Repros common stock upon the achievement of Repros performance goals (“Company RSUs”) under any Company Equity Plan that is not then vested will be canceled, and the former holder of such canceled Company RSU will be entitled to receive (without interest) an amount in cash equal to the product of (x) the total number of Shares subject to (or deliverable under) such Company RSU immediately prior to the Effective Time (determined after giving effect to the accelerated vesting and deemed achievement at maximum applicable performance levels) multiplied by (y) the Offer Price, subject to any applicable withholding or other taxes required to be withheld in accordance with the Merger Agreement.

Pursuant to the Merger Agreement, at the Effective Time, each outstanding share of restricted stock (“Company Restricted Shares”) under any Company Equity Plan that is subject to restrictions or otherwise not then vested will automatically become fully vested and the restrictions thereon shall lapse, and each such share of Company Restricted Shares will be canceled and the holder of such Company Restricted Shares will be entitled to receive (without interest) an amount in cash equal to the product of (x) the total number of Shares subject to such Company Restricted Shares immediately prior to the Effective Time (determined after giving effect to the accelerated vesting and deemed achievement at maximum applicable performance levels) multiplied by (y) the Offer Price, subject to any applicable withholding or other taxes required to be withheld in accordance with the Merger Agreement.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Equity Awards.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.

We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash in exchange for Shares pursuant to the Offer or the Merger.

See Section 5 — “Certain U.S. Federal Income Tax Considerations” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc. Toll-Free at 800-322-2885 or call collect at (212) 929-5500. MacKenzie Partners, Inc. is acting as the information agent (the “Information Agent”) for our tender offer. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION

To the Holders of Shares of Common Stock of Repros Therapeutics Inc.:

Celestial Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Allergan Sales, LLC. (“Parent”), an indirect wholly owned subsidiary of Allergan plc, an Irish public limited company (“Allergan”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Repros Therapeutics Inc., a Delaware corporation (the “Company” or “Repros”), upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with this Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 11, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and Repros. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Repros (the “Merger”) as soon as practicable without a vote of the stockholders of Repros in accordance with Section 251(h) of the General Corporation Law of the State of Delaware, with Repros continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and thereby becoming a wholly owned subsidiary of Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (“Effective Time”) (other than Shares owned or held in treasury by Repros or owned by Parent, Purchaser or any of their respective subsidiaries, which Shares will be cancelled and retired and will cease to exist, and other than Shares held by a holder who validly exercises appraisal rights in accordance with Delaware law with respect to the Shares) will be automatically converted into the right to receive $0.67 per Share, net to the seller in cash, without interest and less any applicable withholding taxes. As a result of the Merger, Repros will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of Repros stock options in the Merger.

Tendering stockholders who are record owners of their Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Offer is conditioned upon, among other things, the satisfaction of (a) the absence of a termination of the Merger Agreement in accordance with its terms (the “Termination Condition”), (b) the Minimum Condition (as described below), (c) the Antitrust Condition (as described below) and (d) the Governmental Impediment Condition (as described below). The Minimum Condition requires that the number of Shares validly tendered (excluding Shares tendered pursuant to guaranteed delivery procedures but not yet received) in accordance with the terms of the Offer and not validly withdrawn on or prior to the end of the day, one minute after 11:59 P.M., Eastern Time, on the Expiration Date, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that Repros would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication).

The Antitrust Condition requires that any applicable waiting period (or any extension thereof) under any applicable antitrust law, shall have expired or otherwise been terminated prior to the Expiration Date, or any pre-closing approval or clearance required under any applicable antitrust law shall have been obtained. Parent has determined that the Offer and Merger do not exceed the thresholds for reporting under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and therefore the Offer and Merger do not trigger a notification and report form under the HSR Act. Parent has not identified any foreign antitrust laws applicable to the proposed transaction that would impose a waiting period or approval requirement.

The Governmental Impediment Condition requires that, other than the application of the waiting period provisions of applicable antitrust law to the Offer or the Merger, there has not been any (i) statute, rule, regulatory or other law, judgment or order enacted, promulgated, issued entered, enforced or deemed applicable to the Merger by any governmental entity of competent jurisdiction enjoining, preventing or otherwise prohibiting or making illegal the consummation of the Offer or the Merger and (ii) claim, action, suit or proceeding by a governmental entity that has not been resolved, and no governmental entity having notified Parent or Repros of its intention to commence, or recommend the commencement of, an action or having opened a formal or informal investigation or “matter under inquiry” or similar investigative status or made a non-trivial inquiry which remains pending, in each case, (A) seeking or purporting to challenge, prohibit, interfere with, limit, delay, restrain, impose damages or other material obligations in connection with, or increase the cost of, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Offer or the Merger, or (B) seeking to (1) prohibit or limit the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, Repros or Repros’ subsidiary or compel Parent or any of its subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent, Repros or any of their respective subsidiaries, or impose any limitation, restriction or prohibition on the ability of Parent, Repros or any of their respective subsidiaries to conduct its business or own such assets, (2) impose limitations on the ability of Parent or any of its subsidiaries (including Purchaser) effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation or (3) require Parent or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of Repros or Repros’ subsidiary or of Parent or its affiliates.

The Offer is also subject to other conditions as described in this Offer to Purchase. See Section 15 — “Conditions of the Offer.” The Offer is not subject to any financing condition.

The Repros Board among other things, has (i) determined that the Merger Agreement and transactions contemplated thereby are advisable, fair to, and in the best interests of, Repros and the holders of the Shares, (ii) approved, adopted and declared it advisable to enter into, the Merger Agreement, (iii) resolved that the Merger be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares in the Offer.

A more complete description of the Repros Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 of Repros (together with any exhibits and annexes attached thereto, the “Schedule 14D-9”), that is being furnished to stockholders in connection with the Offer, together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information to be set forth under the sub-heading “Background and Reasons for the Company Board’s Recommendation.”

Repros has advised Parent that, as of December 28, 2017, (i) 39,560,688 Shares were issued and outstanding (including Company Restricted Shares (as defined above)), (ii) 3,081,492 Shares are reserved for future issuance under the Company Equity Plans, of which 2,422,107 Shares are issuable upon exercise of Company Stock Options with a weighted average exercise price of $7.19 per Share, (iii) 144,450 Shares are issuable upon the settlement of outstanding Company RSUs and (iv) 3,825,833 Shares are subject to issuance pursuant to Company Warrants (as defined below). Based upon the foregoing, the Minimum Condition would be satisfied if at least 20,853,694 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer.

On December 11, 2017, Repros and the holders of a majority of the Repros’ outstanding Company Warrants amended the terms of the Company Warrants to provide that Repros will have the Repurchase Option and Repros subsequently exercised the Repurchase Option as to all of the Company Warrants for approximately $3.4 million. This amount was deposited in escrow by Parent on December 15, 2017.

Under the Merger Agreement, the board of directors and officers of the Surviving Corporation immediately prior to the Effective Time will be the members, from and after the Effective Time, the members of the board of directors and officers, respectively, of Purchaser, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied and Purchaser consummates the Offer, Purchaser will consummate the Merger pursuant to Section 251(h) of the DGCL without the approval of the stockholders of Repros.

Certain U.S. federal income tax considerations of the exchange of Shares for cash pursuant to the Offer or the Merger are described in Section 5 — “Certain U.S. Federal Income Tax Considerations.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Repros will be entitled to appraisal rights under Delaware law in connection with the Merger with respect to any Shares not tendered in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights. See Section 17 — “Appraisal Rights.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4 — “Withdrawal Rights.”

Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer will occur on January 30, 2018 (the “Offer Closing”), unless we extend the Offer pursuant to the terms of the Merger Agreement. The date and time at which such Offer Closing occurs is referred to as the “Acceptance Time”.

The Offer is conditioned upon, among other things, the absence of a termination of the Merger Agreement in accordance with its terms and the satisfaction of the Minimum Condition, the Antitrust Condition, the Governmental Impediment Condition and the other conditions described in Section 15 — “Conditions of the Offer.”

We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms, Purchaser must (and Parent must cause Purchaser to) extend the Offer (i) if, on the then-effective Expiration Date, any of the Offer Conditions have not been satisfied or waived (to the extent permitted under the Merger Agreement), for one (1) or more periods of time of up to ten (10) business days each (the length of such period to be determined by Purchaser), or for such longer period as Purchaser, Parent and Repros may agree, in order to permit the satisfaction of such Offer Conditions and (ii) for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or its staff, NASDAQ Capital Market (“NASDAQ”) or necessary to resolve any comments of the SEC or its staff applicable to the Offer. However, Purchaser and Parent are not required, or permitted without Repros’ consent, to extend the Offer beyond the Outside Date. Further, neither Parent nor Purchaser will in any event be required to extend the Offer more than once, for a period of up to ten (10) business days, if, as of the applicable Expiration Date (other than the initial Expiration Date), all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition.

If we extend the Offer, such extension will extend the time that you will have to tender (or withdraw) your Shares. Purchaser will not be required, or permitted without Repros’ consent, to extend the Offer beyond March 28, 2018, except that at our election we may extend beyond March 28, 2018 to a later date, but not beyond September 15, 2018, in the event that we direct the release of funds from the warrant escrow to effect the Warrant Repurchase (as defined in the Series A Warrants and Series B Warrants) prior to the completion of the Merger. Purchaser may not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Repros.

Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions (other than the Minimum Condition) or modify or amend the terms or conditions of the Offer, including the Offer Price. However, unless otherwise provided in the Merger Agreement or with Repros’ prior written consent, Parent and Purchaser are not permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions, (iv) waive or amend the Minimum Condition, (v) amend the Offer Conditions in a manner that is adverse to the holders of Shares, or (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as required or permitted by the Merger Agreement.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 A.M., Eastern Time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, it currently intends to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares (whether before or after our acceptance for payment for Shares) or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the Offer Conditions have not been satisfied. See Section 15 — “Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Termination.”

As soon as practicable following the Acceptance Time, in accordance with the terms of the Merger Agreement, we will complete the Merger without a vote of the stockholders of Repros pursuant to Section 251(h) of the DGCL.

Repros has provided us with its stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Repros and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not validly withdrawn pursuant to the Offer on or after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, applicable antitrust law. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as described below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

On the terms of and subject to the Offer conditions and the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the Expiration Date, and to pay for such Shares promptly after the Acceptance Time. For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Prices for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price, regardless of any extension of the Offer or any delay in making payment for Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution (as defined below);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us with this Offer to Purchase is received by the Depositary (as provided below) by the Expiration Date; and

•	the certificates for all such validly tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within two (2) NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by overnight courier or mail to the Depositary and must include a guarantee by an Eligible Institution (as defined below) in the form set forth in such Notice. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.

Guarantee of Signatures. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates evidencing such Shares or a

Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Irregularities. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been waived or cured within such time as Purchaser shall determine. None of Purchaser, Parent, Allergan, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders or incur any liability for failure to give any such notice. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Repros’ stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser or its designees must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of Repros’ stockholders.

Information Reporting and Backup Withholding. Payments made to a stockholder upon such stockholder’s exchange of Shares pursuant to the Offer or the Merger may be subject to information reporting, and the Offer Price paid to a holder of Shares may be subject to backup withholding.

A non-U.S. Holder (as defined below in Section 5 — “U.S. Federal Income Tax Considerations”) will generally not be subject to backup withholding if the non-U.S. Holder certifies to the applicable withholding agents its exempt status by providing a properly executed IRS Form W-8 BEN-E or W-8 BEN (or other applicable IRS Form W-8). Non-U.S. Holders should consult their own tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax, and any amounts withheld under the backup withholding rules from a payment to a stockholder generally will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided that such stockholder timely and properly furnishes the required information to the IRS.

4.	Withdrawal Rights.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the end of the day, one minute after 11:59 P.M., Eastern Time, on the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after February 27, 2018, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain U.S. Federal Income Tax Considerations.

This section discusses U.S. federal income tax considerations relating to the Offer that may be relevant to stockholders whose Shares are exchanged for cash in the Offer and that may be relevant to U.S. Holders and Non-U.S. Holders (as defined below) of Shares who properly perfect appraisal rights. This summary is for general information only and is not tax advice. It is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to differing interpretation and to change, possibly with retroactive effect. This section applies to a Holder (as defined below) that holds its Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all of the U.S. federal income tax considerations that may be relevant to specific Holders in light of their particular circumstances or to Holders subject to special treatment under U.S. federal income tax law (such as banks or other financial institutions, insurance companies, dealers or brokers in securities, traders in securities that elect to apply a mark-to-market method of accounting, tax-exempt organizations, retirement plans, regulated investment companies, real estate investment trusts, subchapter S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes and persons who hold Shares through such partnerships or other pass-through entities, controlled foreign corporations, passive foreign investment companies, certain former citizens or residents of the United States, Holders that hold Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, persons that own (or are deemed to own) 5% or more of the outstanding Shares, U.S. Holders that have a “functional currency” other than the U.S. dollar or persons who acquired their Shares pursuant to or in connection with options or other compensation arrangements). This summary does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is (i) a citizen or individual resident of the United States, (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of Shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes, and the term “Holder” means a U.S. Holder or a Non-U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Shares, the U.S. federal income tax considerations relating to the Offer, and the perfection of appraisal rights, as applicable, generally will depend upon the status and activities of such entity and the particular partner. Any such entity or arrangement, and any partners in such entity or arrangement, should consult their own tax advisors regarding the U.S. federal income tax considerations applicable to it and its partners relating to the Offer, and the perfection of appraisal rights, as applicable.

No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax considerations discussed below, and no assurance can be given that the IRS will not take a position contrary to the discussion below, or that a court will not sustain any challenge by the IRS in the event of litigation.

U.S. Holders

Receipt of Cash. A U.S. Holder that receives cash in exchange for Shares pursuant to the Offer or pursuant to a perfected appraisal right will recognize gain or loss equal to the difference between the amount of cash received and the Holder’s tax basis in such Shares. Such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the Shares exceeds one (1) year at the time of the disposition of the Shares. Income from long-term capital gain is generally subject to U.S. federal income tax at lower rates than ordinary income for non-corporate taxpayers. The deductibility of a capital losses is subject to limitations.

Medicare Tax. In addition to regular U.S. federal income tax, certain U.S. Holders that are individuals, estates or trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include payments made to a U.S. Holder of Shares upon such U.S. Holder’s exchange of Shares pursuant to the Offer or the Merger.

Non-U.S. Holders

Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the perfection of appraisal rights generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable treaty so provides, is also attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation, an additional branch profits tax may apply at a rate of 30% (or at a reduced rate under an applicable income tax treaty); or

•	the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time of the Merger, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder may be subject to a U.S. federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on such gain (net of certain U.S. source losses).

FATCA. Sections 1471 through 1474 of the Code (commonly referred to as the Foreign Account Tax Compliance Act, or FATCA) impose a 30% withholding tax on the gross proceeds derived from the sale or other disposition of our Shares on or after January 1, 2019 held by or through a foreign entity unless:

•	the foreign entity (i) is a “foreign financial institution” for U.S. federal income tax purposes that undertakes specified due diligence, reporting, withholding and certification obligations or (ii) in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement with the United States relating to FATCA, complies with the diligence and reporting requirements of the intergovernmental agreement and local implementing rules;

•	the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. owners or certifies that it does not have substantial U.S. owners; or

•	the foreign entity otherwise is exempted from withholding under FATCA.

Under certain circumstances, a Non-U.S. Holder will be eligible for refunds or credits of withholding taxes imposed under FATCA by filing a U.S. federal income tax return. Holders should consult their tax advisors regarding the effect of FATCA on their ownership and disposition of our common stock.

Information Reporting and Backup Withholding.

Information reporting generally will apply to payments to a Holder pursuant to the Offer, unless such Holder is an entity that is exempt from information reporting and, when required, properly demonstrates its eligibility for exemption. Any payment to a U.S. Holder that is subject to information reporting generally will also be subject to backup withholding, unless such U.S. Holder provides the appropriate documentation (generally, IRS Form W-9) to the applicable withholding agent certifying that, among other things, its taxpayer identification number is correct, or otherwise establishes an exemption.

The information reporting and backup withholding rules that apply to payments to a Holder pursuant to the Offer generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E) or otherwise establishes an exemption.

Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such U.S. Holder on a timely basis to the IRS.

THE FOREGOING SUMMARY DOES NOT PURPORT TO BE A COMPLETE DISCUSSION OF THE POTENTIAL TAX CONSEQUENCES OF THE OFFER. EACH HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE OFFER AND MERGER IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES. NOTHING IN THIS SUMMARY IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE.

6.	Price Range of Shares; Dividends.

The Shares currently trade on NASDAQ under the symbol “RPRX.” Repros advised Parent that, as of December 28, 2017, (i) 39,560,688 Shares were issued and outstanding (including Company Restricted Shares), (ii) 3,081,492 Shares are reserved for future issuance under the Company Equity Plans, of which 2,422,107 Shares are issuable upon exercise of Company Stock Options with a weighted average exercise price of $7.19 per Share, (iii) 144,450 Shares are issuable upon the settlement of outstanding restricted stock unit and (iv) 3,825,833 Shares are subject to issuance pursuant to Company Warrants. Based upon the foregoing, the Minimum Condition would be satisfied if at least 20,853,694 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer.

The following table sets forth, for the periods indicated, the high and low closing prices per Share for each quarterly period, as reported on NASDAQ. Repros has never declared any cash dividends on its Shares.

	High	Low
Year Ended December 31, 2015
First Quarter	$10.12	$7.60
Second Quarter	10.05	6.95
Third Quarter	8.96	6.45
Fourth Quarter	8.12	1.09
Year Ended December 31, 2016
First Quarter	$1.33	$0.80
Second Quarter	3.48	0.81
Third Quarter	2.48	1.56
Fourth Quarter	2.28	1.27
Year Ended December 31, 2017
First Quarter	$1.55	$1.10
Second Quarter	1.28	0.33
Third Quarter	0.64	0.26
Fourth Quarter (through December 28, 2017)	0.90	0.31

On December 11, 2017, the trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on NASDAQ was $0.47. On December 28, 2017, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on NASDAQ was $0.65. The Offer Price represents an approximately 42.55% premium over the December 11, 2017 closing stock price an implied discount of approximately 54.7% below the 52-week high trading price of $1.48 per share for the Common Stock prior to December 11, 2017.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Repros will not authorize or pay any dividends or make any distribution

(whether in cash, assets, shares or other securities of Repros or its subsidiary) on any shares of any Repros securities (including the Shares), except dividends and distributions paid or made by Repros’ subsidiary to Repros.

7.	Certain Information Concerning Repros.

Except as specifically set forth herein, the information concerning Repros contained in this Offer to Purchase has been taken from or is based upon information furnished by Repros or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Repros’ public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. Repros was incorporated under the laws of the State of Delaware on August 20, 1987 under the name Zonagen, Inc. On March 25, 1993, Zonagen, Inc. became publicly traded under the ticker symbol “ZONA” and, on May 4, 2006, changed its name to Repros Therapeutics Inc. and its ticker symbol to “RPRX”. Repros’ principal offices are located at 2408 Timberloch Place, Suite B-7, The Woodlands, Texas 77380, and its telephone number is (281) 719-3400.

The following description of Repros and its business has been taken from Repros’ Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017 and is qualified in its entirety by reference to such Form 10-Q. Repros is a development-stage biopharmaceutical company focused on the development of new drugs to treat hormonal and reproductive system disorders. Repros’ lead product candidate, Proellex®, is an orally administered selective blocker of the progesterone receptor in women, for the treatment of uterine fibroids and endometrios. Repros also has an active Investigational New Drug Application for the vaginal delivery of Proellex® for the treatment of uterine fibrosisis and is developing enclomiphene, a single isomer of clomiphene citrate which is an orally active proprietary small molecule compound, used for the treatment of secondary hypogonadism in overweight men wishing to restore normal testicular function. Repros operates in one reportable segment in the United States.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Repros is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Repros’ directors and officers, their remuneration, stock options and restricted stock units granted to them, the principal holders of Repros’ securities, any material interests of such persons in transactions with Repros and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on August 15, 2017. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Repros, that file electronically with the SEC.

8.	Certain Information Concerning Allergan, Parent and Purchaser.

Allergan is a public limited company incorporated in Ireland and an indirect parent of Parent. Allergan’s principal executive offices are located at Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland. The telephone number of Allergan is (862) 261-7000. Allergan, through its subsidiaries, markets a portfolio of best-in-class products that provide valuable treatments for the central nervous system, eye care, medical aesthetics, gastroenterology, women’s health, urology and anti-infective therapeutic categories, and operated the world’s third-largest global generics business, providing patients around the globe with increased access to affordable, high-quality medicines. Allergan is an industry leader in research and development, with one of the broadest development pipelines in the pharmaceutical industry.

Parent is a Delaware limited liability company and an indirect wholly owned subsidiary of Allergan. Parent performs research and development and owns certain intellectual property assets of Allergan.

Purchaser is a Delaware corporation formed on November 1, 2017, solely for the purpose of effecting the Offer and the Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger. Purchaser has no assets or liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser’s separate corporate existence will cease and Repros will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

Parent’s principal executive offices are located at 5 Giralda Farms, Madison, New Jersey 07940. Purchaser’s principal executive offices are located at 5 Giralda Farms, Madison, New Jersey 07940. The telephone number for both Parent and Purchaser is (862) 261-7000.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of Parent and Purchaser are listed in Schedule I to this Offer to Purchase.

During the last five (5) years, none of Allergan, Parent or Purchaser or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of Allergan, Parent or Purchaser or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Allergan, Parent or Purchaser, or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Allergan, Parent or Purchaser or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons or entities referred to in Schedule I hereto nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in respect of any Shares during the past sixty (60) days. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Allergan, Parent or Purchaser or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Repros (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of Allergan, Parent or Purchaser or, to the best knowledge of Allergan, Parent and Purchaser, any of the persons listed in Schedule I hereto, has had any business relationship or transaction with Repros or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Allergan, Parent, or Purchaser or any of their subsidiaries, to the best knowledge of Allergan, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Repros or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

Purchaser estimates that it will need approximately $30 million, plus related fees and expenses, to purchase all of the Shares pursuant to the Offer, make payments in respect of outstanding In the Money Options (upon exercise thereof), Company RSUs, Company Warrants and Company Restricted Shares, and pay the Merger Consideration and consummate the Merger. Parent will provide Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger with Repros and the other transactions contemplated by the Merger Agreement, which are expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent expects to obtain the necessary funds from available cash.

Purchaser does not believe its financial condition is relevant to a decision by the holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is not subject to any financing condition;

•	if Purchaser consummates the Offer, it will acquire all remaining Shares for the same consideration in the Merger;

•	the Offer is being made for all outstanding Shares solely for cash ; and

•	Parent and/or one or more of its affiliates has, and will arrange for Purchaser to have, sufficient funds available to purchase all Shares validly tendered in the Offer, and not validly withdrawn, prior to the Expiration Date and to acquire the remaining outstanding Shares in the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with Repros.

The information set forth below regarding Repros not involving Parent, Purchaser or Allergan was provided by Repros, and none of Parent, Purchaser, Allergan or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Purchaser, Allergan or any of their affiliates or representatives participated.

Background of the Offer

The following is a description of material contacts between representatives of Parent, Purchaser or Allergan and representatives of Repros that resulted in the execution of the Merger Agreement. For a review of Repros’ additional activities, please refer to Repros’ Schedule 14D-9 that will be filed with the SEC and mailed to all Repros stockholders.

The board of directors of Allergan, together with Allergan’s senior management, regularly evaluates business development opportunities, including licensing, collaboration and strategic acquisitions. In connection with this evaluation, Allergan routinely engages in informal discussions with potential strategic partners.

Between early 2016 and February, 2017, Repros and Allergan on occasion had informal discussions about Allergan’s interest in exploring a licensing transaction involving Repros’ product Proellex. These discussions did not lead to any proposals by Allergan and Repros’ senior management indicated that Repros was not interested in exploring a transaction at that time.

In February, 2017 Dr. Larry Dillaha was appointed as the new Chief Executive Officer of Repros and Allergan reiterated its interest in exploring a potential transaction involving Proellex.

On April 11, 2017, Allergan and Repros entered into a mutual confidential disclosure agreement to permit the exchange of information for the purpose of exploring a potential business collaboration or transaction involving Allergan, Repros and/or their respective affiliates.

In early June, 2017, representatives of Allergan contacted Dr. Larry Dillaha, the Chief Executive Officer of Repros, to arrange a meeting later that month.

On June 20, 2017, representatives of Allergan met with Dr. Dillaha to discuss the development history and current status of Proellex. At this meeting Allergan reiterated its interest in a potential acquisition or license of rights to Proellex, however no terms for such a transaction were proposed by either party.

On August 2, 2017, representatives of Allergan spoke by telephone with Dr. Dillaha regarding the possibility of an acquisition transaction involving Proellex or Repros, however no terms for such a transaction were proposed by either party.

Throughout the remainder of August, representatives of Allergan engaged in communications and discussions with Dr. Dillaha regarding potential structures for a possible transaction, including whether a transaction would involve an acquisition of assets related to Proellex or an acquisition of Repros itself. No economic terms were proposed by either party during the course of these discussions

On September 1, 2017, Allergan delivered a written proposal to Dr. Dillaha for an acquisition of 100% of the outstanding equity interests in Repros, including the cancellation of all outstanding options and warrants to acquire equity interests in Repros, for aggregate cash consideration of $18 million.

On September 8, 2017, representatives of Allergan spoke by telephone with Dr. Dillaha. In the course of these discussions Dr. Dillaha advised Allergan’s representatives that Allergan’s September 1, 2017 proposal was likely to be considered inadequate by both the Repros Board and Repros’ shareholders. Dr. Dillaha did not present a counteroffer at this time.

On September 12, 2017, representatives of Allergan met with Dr. Dillaha in New York City, New York to discuss Allergan’s continued interest in a potential transaction. No further terms of any proposed transaction were discussed at this meeting, however Dr. Dillaha informed Allergan that Repros would retain Stifel, Nicolaus & Company (“Stifel”) as a financial advisor in connection with a potential transaction.

On September 13, 2017, representatives of Allergan held an introductory telephone conference with representatives of Stifel by telephone. No further terms of any proposed transaction were discussed during this telephone conference.

On September 19, 2017, representatives of Stifel spoke by telephone with representatives of Allergan, to convey a counterproposal for a transaction involving an exclusive license to Proellex, for upfront consideration of $45 million and a royalty of 3% of net sales of products covered by Repros’ intellectual property.

On September 22, 2017, representatives of Allergan spoke with Dr. Dillaha regarding required corporate approvals and timing for the two alternative transaction structures that had been proposed between the parties.

This telephone conference was followed by a telephone conference on September 25, 2017, between representatives of Covington & Burling LLP (“Covington”), outside counsel to Allergan, and representatives of Morgan Lewis & Bockius (“Morgan Lewis”), outside counsel to Repros, to review the same topics.

On September 29, 2017, Allergan delivered an updated written proposal to Dr. Dillaha for an acquisition of 100% of the outstanding equity interests in Repros, including the cancellation of all outstanding options and warrants to acquire equity interests in Repros, for aggregate cash consideration of $25 million.

On October 4, 2017, representatives of Allergan held a telephone conference with representatives of Stifel by telephone, during which Stifel presented a counterproposal for an acquisition of 100% of the equity interests in Repros for upfront consideration of $30 million and a potential contingent payment tied to the development and commercialization of Repros’ Enclomiphine product.

On October 5, 2017, representatives of Allergan held a telephone conference with Dr. Dillaha and representatives of Stifel, during which Stifel continued to propose a transaction including an upfront payment and a contingent payment associated with Repros’ Enclomiphine product. During this telephone conference Allergan communicated an updated proposal for an acquisition of 100% of the outstanding equity interests in Repros, including the cancellation of all outstanding options and warrants to acquire equity interests in Repros, for aggregate upfront cash consideration of $30 million. Allergan’s proposal did not include any contingent payments.

On October 6, 2017, representatives of Stifel engaged in a telephone conference with representatives of Allergan to continue to seek a transaction involving aggregate upfront consideration of $30 million and some contingent payments associated with Repros’ Enclomiphine product. Allergan’s representatives advised Stifel that Allergan would not increase the value of its proposal, and if a contingent payment were included, a significant reduction in the upfront consideration would be required.

Later on October 6, 2017, representatives of Repros advised Allergan that Allergan’s proposal for a transaction including $30 million aggregate upfront consideration and no contingent payment would be acceptable to the Repros board.

On October 9, 2017, Repros provided access to a virtual data room containing confidential information regarding Repros to Allergan and its representatives.

On October 13, 2017, Covington provided an initial draft of the merger agreement for the proposed transaction to Morgan Lewis.

Between October 13, 2017, and December 11, 2017, representatives of Covington and Morgan Lewis negotiated the terms and conditions of the merger agreement for the proposed transaction, including the provisions for the cancellation or retirement of all options and warrants to acquire Repros capital stock, the representations and warranties to be provided by Repros, the provisions restricting the ability of the Repros board to seek or accept alternative proposals during the pendency of the proposed transaction and the fee that would be payable in the event of the termination of the merger agreement in certain circumstances. During the course of these negotiations, Covington advised Morgan Lewis that Allergan would not be willing to proceed with the acquisition unless 100% of the outstanding warrants would be cashed out or otherwise retired at the completion of the acquisition.

Concurrently with the negotiation of the merger agreement, representatives of Morgan Lewis engaged in negotiations with the holders of outstanding warrants to purchase Repros capital stock, to amend the warrants to provide for their repurchase and retirement in connection with the closing of the proposed transaction. These negotiations resulted in an amendment to the terms of Repros’ outstanding warrants to permit Repros to repurchase the warrants for aggregate consideration based on the volume weighted average trading price of Repros common stock prior to the effective date of the repurchase.

On December 11, 2017, representatives of Repros and Allergan confirmed that the terms and conditions of the warrant amendments and of the merger agreement were substantially final. At this point representatives of

Repros and Allergan estimated that the cost to repurchase the warrants at the completion of the proposed transaction would be $3.4 million, and determined that the $26.6 million remaining balance of the negotiated aggregate equity value on the proposed transaction corresponded to a purchase price per share of Repros common stock of $0.67.

Additionally later in the day of December 11, 2017, the Repros Board unanimously (i) determined that the Merger Agreement, the Offer and the Merger are fair to, advisable and in the best interests of Repros and its stockholders; (ii) declared that it was advisable for Repros to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Repros of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger; (iv) agreed that the Merger will be effected pursuant to Section 251(h) of the DGCL; and (v) recommended that Repros’ stockholders tender their Shares pursuant to the Offer.

On the evening of December 11, 2017, Repros, Parent and Purchaser entered into the Merger Agreement.

On December 29, 2017, Purchaser commenced the Offer. During the Offer, Parent and Purchaser intend to have ongoing contacts with Repros, its directors, officers and stockholders relating to the transaction, consistent with all applicable laws.

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Allergan, Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the respective meanings set forth in the Merger Agreement.

The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding its terms of the Offer and the Merger. It is not intended to provide any other factual information about Parent, Purchaser or Repros. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by Repros to Parent and Purchaser but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Acceptance Time or to receive the Merger Consideration (as defined below). Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer no later than December 26, 2017, or such other date as specified in any waiver by Repros. On December 21, 2017 Repros extended the commencment date to December 29, 2017. Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Condition and the other Offer

Conditions that are described in Section 15 — “Conditions of the Offer.” Subject to the satisfaction of the Minimum Condition and the other Offer Conditions that are described in Section 15 — “Conditions of the Offer,” the Merger Agreement provides that Purchaser shall, and Parent shall cause Purchaser to, accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the applicable Expiration Date, as it may be extended pursuant to the terms of the Merger Agreement. Acceptance and payment for Shares pursuant to and subject to the conditions of the Offer shall occur on January 30, 2018, unless we extend the Offer pursuant to the terms of the Merger Agreement.

Parent and Purchaser expressly reserve the right to waive any Offer Condition (other than the Minimum Condition), or modify or amend the terms or conditions of the Offer, including the Offer Price, that are not inconsistent with the terms of the Merger Agreement, except that, unless otherwise provided in the Merger Agreement, Repros’ prior written approval is required for Parent or Purchaser to:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	decrease the number of Shares sought to be purchased in the Offer;

•	impose conditions on the Offer in addition to the Offer Conditions;

•	amend or waive the Minimum Condition;

•	amend the Offer Conditions in a manner that adversely affects the holders of Shares; or

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as required or permitted by the terms of the Merger Agreement.

The Merger Agreement contains provisions to govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer:

•	if, on the then-effective Expiration Date, any of the Offer Conditions have not been satisfied or waived (to the extent permitted hereunder), for one (1) or more periods of time of up to ten (10) business days each (the length of such period to be determined by Purchaser), or for such longer period as the Parties may agree, in order to permit the satisfaction of the Offer Conditions; and

•	for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof, NASDAQ or necessary to resolve any comments of the SEC or its staff applicable to the Offer or the Offer Documents.

However, Parent and Purchaser are not required to, and without Repros’ prior written consent may not, extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement in compliance with its terms and March 28, 2018 (or such later date specified by Parent in a notice to Repros in the event of a Warrant Repurchase) (but no later than September 15, 2018) (the “Outside Date”) (such earlier occurrence, the “Extension Deadline”). Further, neither Parent nor Purchaser will in any event be required to extend the Offer more than once, for a period of up to ten (10) business days, if, as of the applicable Expiration Date (other than the initial Expiration Date), all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition. Purchaser will not, and Parent will not cause Purchaser to, extend the Offer if all Offer Conditions have been met. Purchaser may not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of Repros.

Purchaser has agreed that it will terminate the Offer immediately upon any termination of the Merger Agreement.

Board of Directors and Officers. Under the Merger Agreement, the board of directors and officers of Purchaser immediately prior to the Effective Time will be from and after the Effective Time, the members of the board of directors and officers, respectively, of the Surviving Corporation, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Repros, the separate existence of Purchaser will cease, and Repros will continue as the Surviving Corporation in the Merger. The Merger will be effected under Section 251(h) of the DGCL. Accordingly, Parent, Purchaser and Repros have agreed to take all necessary action to cause the Merger to become effective as soon as practicable following the Acceptance Time without a vote of Repros’ stockholders in accordance with Section 251(h) of the DGCL.

As of the Effective Time, the certificate of incorporation of Repros will, by virtue of the Merger and without any further action, be amended and restated in its entirety as set forth on Exhibit A to the Merger Agreement and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation.

As of the Effective Time, the bylaws of Repros will, by virtue of the Merger and without any further action, be amended and restated in their entirety as set forth on Exhibit B to the Merger Agreement and, as so amended and restated, will be the bylaws of the Surviving Corporation.

The obligations of Repros, Parent and Purchaser to complete the Merger are subject to the satisfaction or waiver by each of the parties of the following conditions:

•	Purchaser (or Parent on Purchaser’s behalf) must have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer;

•	there shall be no statute, rule, regulation or other Law, judgment or order enacted, promulgated, issued, entered, enforced, or deemed applicable to the Merger, by any governmental entity of competent jurisdiction that is in effect restraining, enjoining, preventing or otherwise prohibiting or making illegal the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Offer or the Merger; and

•	there shall be no claim, action, suit or proceeding by a governmental entity that has not been resolved, and no governmental entity having notified Parent or Repros of its intention to commence, or recommend the commencement of, an action or having opened a formal or informal investigation or “matter under inquiry” or similar investigative status or made a non-trivial inquiry which remains pending, in each case, (A) seeking or purporting to challenge, prohibit, interfere with, limit, delay, restrain, impose damages or other material obligations in connection with, or increase the cost of, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Offer or the Merger, or (B) seeking to (1) prohibit or limit the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, Repros or Repros’ subsidiary or compel Parent or any of its subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent, Repros or any of their respective subsidiaries, or impose any limitation, restriction or prohibition on the ability of Parent, Repros or any of their respective subsidiaries to conduct its business or own such assets, (2) impose limitations on the ability of Parent or any of its subsidiaries (including Purchaser) effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation or (3) require Parent or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of Repros or Repros’ subsidiary or of Parent or its affiliates.

Conversion of Capital Stock at the Effective Time. Shares outstanding immediately prior to the Effective Time (other than Shares owned or held in treasury by Repros or Shares owned by Parent, Purchaser or any of their respective subsidiaries, which will be cancelled and will cease to exist without consideration or payment; and Shares held by a holder who exercises appraisal rights in accordance with Delaware law with respect to such Shares) will be converted at the Effective Time into the right to receive $0.67 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (collectively, the “Merger Consideration”).

Each share of Purchaser’s common stock outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

The holders of certificates or book-entry shares, which immediately prior to the Effective Time represented Shares, shall cease to have any rights with respect to such Shares other than (a) the right to receive, upon surrender of such certificates or book-entry shares in accordance with the procedures set forth in the Merger Agreement, the Merger Consideration; (b) rights provided with respect to Shares of a holder who exercises appraisal rights in accordance with Delaware law, such consideration as determined pursuant to Section 262 of the DGCL; or (c) rights provided with respect to Shares under any other applicable law.

Treatment of Equity Awards. Pursuant to the Merger Agreement, at the Effective Time, each Company Stock Option that is an In the Money Option will vest in full, and automatically be canceled and terminated as of the Effective Time, and the holder thereof shall become entitled to receive an amount in cash, if any, equal to the product of (i) the total number of Shares underlying such Company Stock Option outstanding immediately prior to the Effective Time multiplied by (ii) the excess of the Offer Price over the exercise price per Share of such Company Stock Option, without interest and subject to any applicable withholding or other taxes required to be withheld in accordance with the Merger Agreement.

Each Company Stock Option other than an In the Money Option that is outstanding and unexercised at the Effective Time, whether or not vested or exercisable will be cancelled at the Effective Time without any consideration payable therefor.

Treatment of RSUs. Pursuant to the Merger Agreement, at the Effective Time, each outstanding restricted stock unit and any associated rights to the issuance of additional Repros common stock upon the achievement of Repros performance goals (“Company RSUs”) under any Company Equity Plan that is not then vested will be canceled, and the former holder of such canceled Company RSU will be entitled to receive (without interest) an amount in cash equal to the product of (x) the total number of Shares subject to (or deliverable under) such Company RSU immediately prior to the Effective Time (determined after giving effect to the accelerated vesting and deemed achievement at maximum applicable performance levels) multiplied by (y) the Offer Price, subject to any applicable withholding or other taxes required to be withheld in accordance with the Merger Agreement.

Treatment of Restricted Shares. Pursuant to the Merger Agreement, at the Effective Time, each outstanding share of restricted stock (“Company Restricted Shares”) under any Company Equity Plan that is subject to restrictions or otherwise not then vested will automatically become fully vested and the restrictions thereon shall lapse, and each such share of Company Restricted Shares will be canceled and the holder of such Company Restricted Shares will be entitled to receive (without interest) an amount in cash equal to the product of (x) the total number of Shares subject to such Company Restricted Shares immediately prior to the Effective Time (determined after giving effect to the accelerated vesting and deemed achievement at maximum applicable performance levels) multiplied by (y) the Offer Price, subject to any applicable withholding or other taxes required to be withheld in accordance with the Merger Agreement.

Treatment of Warrants. On December 11, 2017, Repros and the holders of a majority of the Repros’ outstanding Series A Warrants to purchase Company Common Stock (the “Series A Warrants”) and the holders of a majority of the Repros’ outstanding Series B Warrants to purchase Company Common Stock (the “Series B Warrants” and, together with the Series A Warrants, the “Company Warrants) amended the terms of the Company Warrants to provide that Repros will have the right, at its option, to purchase each outstanding and unexercised Company Warrant for a cash payment in the respective amounts per Series A Warrant and Series B

Warrant determined in accordance with such amendment (“Repurchase Option”), and Repros subsequently exercised the Repurchase Option as to all of the Company Warrants for approximately $3.4 million. This amount was deposited in escrow by Parent on December 15, 2017.

Representations and Warranties. This summary of the Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Parent, Purchaser or Repros, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure letter delivered by Repros to Parent in connection with the Merger Agreement. The representations and warranties were negotiated with the principal purpose of allocating risk among the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

In the Merger Agreement, Repros has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, organizational documents, standing, qualification, power and authority;

•	capitalization;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of organizational documents, contracts or applicable law as a result of the Offer or Merger;

•	financial statements and SEC filings;

•	disclosure controls and internal controls over financial reporting;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	absence of certain changes since December 31, 2014;

•	since December 31, 2016, the absence of a Material Adverse Effect (as defined below);

•	title to assets;

•	real property matters;

•	intellectual property;

•	privacy and data protection;

•	material contracts;

•	absence of undisclosed liabilities;

•	regulatory compliance;

•	compliance with anti-corruption and anti-bribery laws;

•	permits and licenses and compliance with laws;

•	taxes;

•	employees and employee benefit plans, including ERISA and certain related matters;

•	environmental matters;

•	insurance;

•	absence of litigation;

•	state takeover statutes;

•	opinion of its financial advisors;

•	brokers’ fees and expenses; and

•	related party transactions.

Some of the representations and warranties in the Merger Agreement made by Repros are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence (“Effect”) that, individually or in the aggregate, has a material adverse effect on the assets, liabilities, condition (financial or otherwise), business or results of operations of Repros and Renable Pharma Ltd, the sole subsidiary of Repros (the “Subsidiary”), taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following, either alone or in combination, shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred or is reasonably likely to exist or occur:

(i)	any changes in United States economic, political or capital markets conditions,

(ii)	conditions (or changes therein) in the pharmaceutical industry,

(iii)	any change after the date hereof in applicable law (it being understood that this clause (iii) shall not apply with respect to any representation or warranty contained in the Merger Agreement to the extent that the purpose of such representation or warranty is to address compliance with applicable law),

(iv)	any change or prospective changes in the United States Generally Accepted Accounting Principles (“GAAP”) or interpretation thereof (it being understood that this clause (iv) shall not apply with respect to any representation or warranty contained in the Merger Agreement to the extent that the purpose of such representation or warranty is to address compliance with GAAP),

(v)	the announcement, execution and delivery of the Merger Agreement or the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger (the “Transactions”) or compliance with the terms of the Merger Agreement (other than compliance with Section 6.1 of the Merger Agreement and it being understood that this clause (v) shall not apply with respect to any representation or warranty contained in the Merger Agreement to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution or delivery of the Merger Agreement or the consummation of the Transactions or the compliance with the terms of the Merger Agreement),

(vi)	changes in the Shares price, in and of itself (it being understood that the Effects giving rise or contributing to such changes that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account),

(vii)	any failure by Repros to meet any internal or published projections, estimates or expectations of Repros’ revenue, earnings or other financial performance or results of operations for any period, in and of itself (it being understood that the Effects giving rise or contributing to such failure that are not otherwise excluded from the definition of a “Company Material Adverse Effect” may be taken into account),

(viii)	Effects arising out of changes in geopolitical conditions, acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, any hurricane, tornado, flood, volcano, earthquake or other natural disaster, including any material worsening of such conditions threatened or existing as of the date of the Merger Agreement, or

(ix)	the delisting of the Shares from the NASDAQ;

except, in the case of clauses (i)—(iv) or (viii), to the extent Repros and the Subsidiary, taken as a whole, are disproportionately impacted thereby relative to other entities operating in the same industry or industries in which Repros and the Subsidiary operate (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

In the Merger Agreement, Parent and Purchaser have made representations and warranties to Repros with respect to:

•	corporate matters, such as organization, standing, power and authority;

•	authority relative to the Merger Agreement;

•	required consents and approvals, and no violations of laws, governance documents or agreements;

•	accuracy of information supplied for purposes of the Offer documents and the Schedule 14D-9;

•	sufficiency of funds to consummate the Offer and the Merger;

•	ownership of securities of Repros;

•	required votes;

•	Purchaser’s activities; and

•	broker’s fees and expenses.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means a material adverse effect on the ability of Parent to consummate the transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement or in any schedule, instrument or other document delivered pursuant to the Merger Agreement will survive the Effective Time.

Conduct of Business Pending the Merger. Repros has agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, except as expressly provided by the Merger Agreement or required by applicable law, as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed) or as disclosed prior to execution of the Merger Agreement in Repros’ confidential disclosure letter, Repros and the Subsidiary will conduct its business in all material respects in the ordinary course consistent with past practice, including by using reasonable best efforts to preserve intact its and the Subsidiary’s present material assets, properties, contracts, licenses, business organizations, insurance coverage, relationships with governmental entities and with licensors, licensees, lessors, customers, suppliers and other persons with whom it and they have material business relations, and retain the services of its present officers and directors and key employees.

Repros has further agreed that, from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, except as expressly provided by the Merger Agreement or required by applicable law, as consented to in writing by Parent (which consent may not be unreasonably withheld, conditioned or delayed) or as disclosed prior to execution of the Merger Agreement in Repros’ confidential disclosure letter, Repros will not, and will not permit the Subsidiary to, among other things and subject to specified exceptions (including specified ordinary course exceptions):

•	authorize or pay any dividends on or make any distribution (whether in cash, assets, shares or other securities of Repros or the Subsidiary) with respect to its outstanding shares of capital stock (including the Shares), except dividends and distributions paid or made by the Subsidiary to Repros;

•	split, combine, reduce or reclassify any of its capital stock (including the Shares), or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

•	establish, adopt, terminate or materially amend any Company Benefit Plan or amend the terms of any outstanding equity-based awards;

•	grant or provide any severance, change in control, or termination payments or benefits to any director, officer, employee or other service provider of Repros or the Subsidiary;

•	increase the compensation, bonus or pension, welfare, severance or other benefits of or pay any bonus to any director, officer, employee or other service provider of Repros or the Subsidiary;

•	take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan (including any equity-based awards);

•	change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP or to comply with applicable law;

•	make or forgive any loans to directors, officers or employees of Repros or the Subsidiary;

•	hire or terminate the employment or services of (other than for cause) any officer, employee, independent contractor or consultant who has target annual compensation greater than $50,000;

•	make any change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable law or SEC policy;

•	acquire, including by merger, consolidation or acquisition of stock or assets or any other business combination or by any other manner, any corporation, partnership, other business organization or any business, division or equity interest thereof;

•	amend or propose to amend its certificate of incorporation or bylaws or other charter or organizational documents of Repros (the “Repros Governing Documents”);

•	issue, sell, grant, deliver, pledge, transfer, encumber or authorize any of the foregoing for any of its securities, other than shares of common stock issuable upon exercise of the Company Stock Options or the vesting or settlement of company equity awards outstanding on the date of the Merger Agreement and in accordance with their respective terms;

•	directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital;

•	redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities;

•	make any loans, capital contributions or advances to, or make investments in, any other person, except for loans among Repros and the Subsidiary;

•	sell, lease, license, transfer, exchange, swap or otherwise dispose of, or subject to any lien (subject to certain exceptions), any of its material properties or assets;

•	waive or assign any claims or rights of material value;

•	compromise, release, waive or settle any claim, litigation, investigation or proceeding;

•	commence any material claim, litigation, investigation or proceeding;

•	make, revoke or change any tax election, file a tax return and in accordance with past practice and custom, change any tax accounting period or method for purposes of a tax or method of tax accounting, file any amended tax return, settle or compromise any audit or proceeding relating to taxes, agree to an extension or waiver of the statute of limitations with respect to taxes, enter into any “closing agreement” within the meaning of Section 7121 of the Internal Revenue Code of 1986 (the “Code”) (or any similar provision of state, local, or non-U.S. law) with respect to any tax, surrender any right to claim a tax refund, or take any action that would require the filing of a “gain recognition agreement” (within the meaning of the Treasury Regulations promulgated under Section 367 of the Code) to avoid current recognition of a material amount of income or gain for U.S. federal income tax purposes, or effect any extraordinary transaction that could result in a tax liability in a tax period, or portion of any tax period, beginning after the Effective Time in excess of the tax liability associated with the conduct of its business in the ordinary course, except where such action is in the ordinary course of business;

•	make any new capital expenditure or expenditures, or commit to do so (except for capital expenditures incurred in the ordinary course of business that do not exceed $25,000 individually or $100,000 in the aggregate);

•	except in connection with any transaction to the extent specifically permitted by the Merger Agreement, (i) enter into any material contract, (ii) materially modify, materially amend or terminate any material contract or waive, release or assign any material rights or claims thereunder; or (iii) enter into any new contract which contains a change of control or similar provision that would require a payment to the other party or parties thereto in connection with the Transactions (including in combination with any other event or circumstance);

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	make any contribution to Repros’ 401(k) plans other than as required under the terms of such plan as in effect on the date of the Merger Agreement, or make any required contribution to Repros’ 401(k) plans in Shares;

•	form any subsidiary, acquire any equity interest in any other person or enter into any joint venture, partnership, license, alliance, development or similar arrangement;

•	implement any stockholder rights plan or similar arrangement;

•	enter into any new line of business;

•	relinquish, abandon or permit to lapse, or fail to take any action necessary to maintain, enforce and protect, any of its material intellectual property rights;

•	fail to maintain in full force and effect insurance policies covering Repros or the Subsidiary and their properties, business, assets and operations in a form and amount consistent with past practice in all material respects; or

•	agree, in writing or otherwise, to take any of the foregoing actions.

Access to Information. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement pursuant to its terms, upon reasonable advance notice, Repros has agreed to provide Parent and Parent’s officers, directors, employees, accountants, investment bankers, consultants, financial advisors, legal counsel and other agents, advisors and representatives (collectively, “Representatives”) reasonable access at reasonable times to Repros’ officers, employees and other personnel, agents, properties, offices and other facilities, and to the books and records thereof, and to promptly provide all reasonably requested information regarding the business, properties, contracts, assets, liabilities, personnel and other aspects of Repros and the Subsidiary, in each case subject to customary exceptions and limitations.

Notice of Certain Events. Repros and Parent have agreed to promptly notify the other of (i) any notice or other communication received by such party from any governmental entity in connection with the Merger

Agreement, the Merger or the other Transactions, or from any person alleging that the consent of such person is or may be required in connection with the Offer, the Merger or the other Transactions; (ii) any legal proceeding commenced or, to any party’s knowledge, threatened against, such party or any of its subsidiaries or affiliates or otherwise relating to, involving or affecting such party or any of its subsidiaries or affiliates, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction; (iii) the occurrence or impending occurrence of any event or circumstance relating to it or the Subsidiary or the Parent’s subsidiaries, respectively, which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect, as the case may be, or which would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; and (iv) any event, condition, fact or circumstance that has a materially adverse impact on the likelihood that certain conditions set forth in in the Merger Agreement will be satisfied prior to the Outside Date.

Directors’ and Officers’ Indemnification and Insurance. The Merger Agreement provides for indemnification, advancement of expenses, exculpation from liabilities and insurance rights in favor of Repros’ and the Subsidiary’s current and former directors and officers, whom we refer to as “indemnitees,” with respect to acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time). Specifically, Parent has agreed that all rights to indemnification, exculpation and advancement of expenses in favor of indemnitees as provided in Repros’ certificate of incorporation or bylaws or under any agreement filed as an exhibit to specified SEC filings of Repros or listed on the confidential disclosure letter provided by Repros to Parent and Purchaser with respect to all matters occurring prior to or at the Effective Time will continue in full force and effect in accordance with their respective terms for a period of six (6) years from the Effective Time.

In addition, Parent has agreed that it will cause the Surviving Corporation to indemnify and hold harmless each individual who, as of the date of the Merger Agreement, is a past or present director or officer of Repros or the Subsidiary (the “Indemnified Persons”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law; provided, however, that such Indemnified Person agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Person is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of the Merger Agreement and the consummation of the Offer, the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such persons serving as an officer or director of Repros or the Subsidiary or of any person serving at the request of Repros or the Subsidiary as a director, officer, employee or agent of another person, to the fullest extent permitted by law or provided pursuant to the Repros Governing Documents or the organizational documents of the Subsidiary or any indemnification agreements existing on the date of the Merger Agreement and filed as an exhibit to specified SEC filings of Repros or listed on the confidential disclosure letter provided by Repros to Parent and Purchaser.

Parent has agreed to cause the Surviving Corporation to provide, for a period of six (6) years after the Effective Time, Repros current directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is no less favorable than Repros’ existing policy as of the date of the Merger Agreement or, if insurance coverage that is no less favorable is unavailable, the best available coverage; provided, however, that the Surviving Corporation shall not be required to pay an annual premium for such Insurance in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement or, if less, the cost of a policy providing coverage on the same terms as Repros’ existing policy as of the date of the Merger Agreement; provided, further, that Parent or, following the Effective Time, the Surviving Corporation may substitute therefor a single premium tail coverage with respect to such Insurance with an aggregate cost not in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement, which premium amount is set forth in the confidential disclosure letter provided by Repros to Parent and Purchaser.

Reasonable Best Efforts. Each of Repros, Purchaser and Parent has agreed to use its respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Offer, the Merger and the other Transactions. In particular, each party has agreed to use reasonable best efforts to (i) prepare and file, in consultation with the other party and as promptly as practicable and advisable after the date of the Merger Agreement, all documentation to effect all necessary applications, notices, petitions, filings, and other documents and to use its reasonable best efforts to obtain as promptly as practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits, and authorizations necessary or advisable to be obtained by such party from any third party and/or any governmental entity in order to consummate the Offer, the Merger or any of the other Transactions and (ii) use its reasonable best efforts to take all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals, and to respond to and resolve any governmental inquiry, in each case, subject to certain exceptions set forth in the Merger Agreement; provided, however, that Parent and Purchaser will not be obligated to, and Repros will not, without the prior written consent of Parent, agree to, or proffer, any consent fee, concession or other modification to the terms and conditions of any contract in order to obtain any such expiration or termination, consent, clearance, waiver, license, registration, permit, authorization, order or approval.

Antitrust Laws. Each of Repros and Parent have agreed to (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party under any antitrust law, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions; (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other governmental entity with respect to any antitrust law, subject to certain customary redaction rights; and (iii) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any in-person meeting with, the DOJ, the FTC or any other governmental entity with respect to such antitrust matters (subject to certain customary redaction rights), and to the extent permitted by the DOJ, the FTC or any other applicable governmental entity or other person, give the other party the opportunity to attend and participate in any in-person meetings with the DOJ, the FTC or any other governmental entity or other person with respect to such matters.

Repros, Purchaser and Parent have agreed that Parent and Purchaser will not be required to offer, accept or agree to, and Repros will not, without Parent’s prior written consent, offer, accept or agree to (i) divest, dispose of or hold separate, or cause the Subsidiary to dispose of or hold separate, any portion of the businesses, operations, assets or product lines of Parent, Repros or any of their respective subsidiaries (or a combination thereof), (ii) restrict, prohibit or limit the ability of Parent, Repros or any of their respective subsidiaries to conduct its business or own its assets, (iii) restrain, prohibit or limit the ownership or operation by Repros, Parent or any of their respective subsidiaries of all or any portion of the business or assets of Parent, Repros, the Surviving Corporation or any of their respective affiliates in any part of the world, (iv) cause Parent or any of its subsidiaries to divest any shares of Repros’ common stock or (v) impose limitations on the ability of Parent or any of its Subsidiaries effectively to acquire, hold or exercise full rights of ownership of, any shares of capital stock of the Surviving Corporation. Parent and its subsidiaries will not be obligated to (1) enter into any settlement, undertaking, consent decree, stipulation or agreement with any governmental entity in connection with the Transactions or (2) litigate or participate in the litigation of any suit, claim, action, investigation or proceeding, whether judicial or administrative, brought by any governmental entity challenging or seeking to restrain, prohibit or place conditions on the consummation of the Offer, the Merger or the Transactions or the ownership or operation by Parent, Repros or any of their respective subsidiaries of all or any portion of their respective businesses as presently conducted and as currently proposed to be conducted.

Employee Matters. Parent has agreed that, for a period following the Effective Time until December 31, 2018, it will provide, or it will cause to be provided, to those employees of Repros or the Subsidiary who continue in employment with the Surviving Corporation or any affiliate of Parent following the Effective Time (the “Continuing Employees”) with (i) a base salary or hourly wage rate, as applicable, and cash bonus opportunity that are no less than the base salary or hourly wage rate, as applicable, and cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time and (ii) other employee benefits, other than equity incentive compensation, which are no less favorable in the aggregate than at Parent’s option either (A) those employee benefits provided to such Continuing Employee immediately prior to the Effective Time or (B) those employee benefits that Parent or its affiliates provide to their similarly situated employees during such period.

Parent has also agreed that it will, and will cause to the Surviving Corporation to, make commercially reasonable efforts to, (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to the Continuing Employees under the applicable health and welfare benefits plan of Parent or any affiliate of Parent (except to the extent applicable under Repros employee benefit plans immediately prior to the Effective Time), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under Repros’ employee benefit plan immediately prior to the Effective Time, and (iii) credit each Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under Repros’ employee benefit plan prior to the date on which the closing of the Merger actually takes place (the “Closing Date”) during the year in which the Merger is consummated for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of Parent or an affiliate of Parent for such year.

To the extent requested in writing by Parent at least ten (10) days prior to the closing of the Merger, Repros will take all actions that may be necessary to terminate Repros’ 401(k) plan, effective as of the day prior to the Closing Date.

Security Holder Litigation. In the event that any litigation related to the Merger Agreement, the Offer, the Merger or the other Transactions is brought by any stockholder or other holder of any Repros securities (whether directly or on behalf of Repros or otherwise) against Repros and/or its directors or officers, Repros is required to promptly notify Parent of such litigation and to keep Parent reasonably and promptly informed with respect to the status thereof. Repros has agreed to give Parent (a) the opportunity to participate in the defense of any such litigation, (b) the right to review and comment on all material filings or responses to be made by Repros in connection with such litigation (and Repros will give due consideration to Parent’s comments and other advice with respect to such litigation) and (c) the right to consult on any settlement with respect to such litigation, and no such settlement will be agreed to without Parent’s prior written consent.

Takeover Statutes. Repros, Parent and Purchaser will (a) take all action necessary so that no “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar law (each, a “Takeover Statute”) or, in the case of Repros, any similar provision of the Repros Governing Documents, is or becomes applicable to the Merger Agreement, the Offer, the Merger or any of the other Transactions and (b) if any such Takeover Statute or, in the case of Repros, any similar provision of the Repros Governing Documents, is or becomes applicable to any of the foregoing, to take all action necessary so that the Offer, the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger Agreement, the Offer, the Merger and the other Transactions.

Section 16 Matters. Prior to the Effective Time, Repros and Parent will, as applicable, take all such steps as may be reasonably necessary or advisable thereto to cause any dispositions of Repros equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of Repros subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Repros to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Stock Exchange Delisting and Deregistration. Each of Repros, Parent and Purchaser agrees to cooperate with the other parties in taking, or causing to be taken, all actions necessary, proper and advisable to delist Repros’ common stock from the NASDAQ or the Over-The-Counter Markets, as applicable, and terminate its registration under the Exchange Act as promptly as possible after the Effective Time, with such delisting and termination to be effective only after the Effective Time.

No Solicitation. Except as described below, until the earlier of the Effective Time or the valid termination of the Merger Agreement pursuant to its terms, Repros has agreed not to, and to cause each of its affiliates and their respective directors, officers and employees not to, and to direct and use its reasonable best efforts to cause its other Representatives not to, directly or indirectly:

(i)	solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information) any inquiry regarding, or the submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Competing Proposal (as defined below);

(ii)	engage, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information or data with respect to, or knowingly cooperate in any way with any person (whether or not such person is making a Competing Proposal) with respect to any Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Competing Proposal;

(iii)	take any action to exempt any person (other than Parent and the Parent subsidiaries) from the restrictions on “business combinations” or any similar provision contained in any applicable Takeover Statute or the Repros Governing Documents; or

(iv)	resolve or propose to do any of the foregoing.

Repros will, and will cause the Subsidiary, and its and their respective affiliates, officers, directors and employees to, use its and their reasonable best efforts to cause its and their respective other Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any persons that may be ongoing with respect to any Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Competing Proposal, and will, within forty-eight (48) hours after execution and delivery of the Merger Agreement, instruct (to the extent it has contractual authority to do so and has not already done so prior to the date of the Merger Agreement) or otherwise request, any person that has executed a confidentiality or non-disclosure agreement in connection with any such Competing Proposal or potential Competing Proposal to return or destroy all such information or documents or material incorporating confidential information in the possession of such person or its Representatives. Repros has on the date of the Merger Agreement, terminated access by any third party (other than Parent, Purchaser or their respective representatives) to any data room (virtual or actual) containing any confidential information of Repros or the Subsidiary.

Notwithstanding the above limitations, if Repros receives after the date of the Merger Agreement and prior to the Acceptance Time a bona fide, unsolicited written Competing Proposal that did not result from a breach of the non-solicitation provisions of the Merger Agreement, Repros and its Representatives may contact such person or groups of persons solely to clarify the terms and conditions of such Competing Proposal solely to determine whether such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal (as defined below) or to advise such person of the terms of non-solicitation provisions of the Merger Agreement. If the Repros Board determines in good faith (after consultation with Repros’ outside legal counsel and financial advisors) that such Competing Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, Repros may take the following actions:

(x)	furnish, pursuant to an Acceptable Confidentiality Agreement (as defined below), nonpublic information with respect to Repros and the Subsidiary to the person or groups of persons who have made such Company Proposal (provided, that Repros has previously provided or, substantially concurrently therewith, provides any such information to Parent); and

(y)	engage or otherwise participate in discussions or negotiations with the person or group of persons making such Competing Proposal.

In the case of each of clauses (x) and (y) above, at least twenty-four (24) hours prior to furnishing any nonpublic information to or participating in any discussions or the initial substantive negotiations with any person making such a Competing Proposal (or their Representatives), Repros must provide written notice to Parent of the identity of such person and of Repros’ intention to furnish nonpublic information to or participate in discussions or negotiations with such person. Repros will provide Parent with an accurate and complete copy of any Acceptable Confidentiality Agreement within forty-eight (48) hours of execution thereof. Under the Merger Agreement “Acceptable Confidentiality Agreement” means a customary confidentiality agreement (which need not prohibit the making of a Competing Proposal) with terms no less favorable in the aggregate to Repros than those contained in the Confidentiality Agreement, dated April 11, 2017, between Parent (or one of its subsidiaries) and Repros, as may be amended (the “Confidentiality Agreement”); provided that an Acceptable Confidentiality Agreement may include provisions that are less favorable in the aggregate to Repros than those contained in the Confidentiality Agreement, so long as Repros offers to amend the Confidentiality Agreement concurrently with execution of such Acceptable Confidentiality Agreement to include substantially similar provisions for the benefit of the parties thereto.

Repros is required to notify Parent promptly (but in any event within twenty-four (24) hours) of the receipt by Repros, the Subsidiary, or any of their respective Representatives of any inquiry regarding, or the submission of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Competing Proposal (including any inquiry or request for nonpublic information relating to Repros or the Subsidiary). Repros is further required to provide Parent copies of any written materials (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto) submitted in connection with such Competing Proposal (or inquiry, proposal, offer or request) and indicate the identity of the person making such Competing Proposal (or inquiry, proposal, offer or request) and the material terms and conditions thereof. Thereafter Repros must promptly (and, in any event, within twenty-four (24) hours) keep Parent reasonably informed on a current basis regarding any material change to the terms of any such Competing Proposal (or inquiry, proposal, offer or request) and the nature of any information requested of Repros or the Subsidiary or any of their respective Representatives with respect thereto.

“Competing Proposal” means any proposal or offer made by a person or group (other than a proposal or offer by Parent or any of its subsidiaries) at any time, including any amendment or modification to any existing proposal or offer, which is structured to permit (A) such person or group to acquire at least fifteen percent (15%) of the assets of, equity interest in, or businesses of, Repros (whether pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale, lease, exchange, transfer, license, or other acquisition or disposition of assets, tender offer or exchange offer or otherwise, including any single or multi-step transaction or series of related transactions), or (B) a merger, consolidation, recapitalization or other transaction that results in the stockholders of Repros immediately preceding such transaction holding less than eighty-five percent (85%) of the equity interests of the surviving or resulting entity of such transaction, in each case other than the Offer and the Merger.

“Superior Proposal” means a bona fide written Competing Proposal (with references to 15% and 85% being deemed to be replaced with references to 50%), which the Repros Board determines in good faith after consultation with Repros’ outside legal and financial advisors to be more favorable to the stockholders of Repros from a financial point of view than the Transactions, taking into account all relevant factors (including all the terms and conditions of such proposal or offer and the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent in response to such offer or otherwise)), taking into account all financial, legal, regulatory and other aspects of such proposal or offer (including any termination fees, any expense reimbursement provisions, the conditions to the consummation of such Competing Proposal and whether such Competing Proposal is fully financed), and the identity of the person making such Competing Proposal.

Nothing in the Merger Agreement shall prohibit Repros or the Repros Board from taking and disclosing to Repros’ stockholders a position, or making a statement, contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act, or from making any “stop, look and listen” communication or any other similar disclosure to Repros’ stockholders pursuant to Rule 14d-9(f) under the Exchange Act if, in the determination in good faith of the Repros Board (after consultation with Repros’ outside legal counsel) the failure to do so would be reasonably likely to be inconsistent with its obligations under applicable law. The foregoing shall in no way eliminate or modify the effect that any such position or disclosure would otherwise have under the Merger Agreement and any such position or disclosure (other than any “stop, look and listen” communication) shall be deemed to be a Change of Recommendation (as defined below) unless the Company Board expressly and concurrently reaffirms the Company Board Recommendation (as defined below).

Recommendation Change. As described above, and subject to the provisions described below, the Repros Board has determined to recommend that the stockholders of Repros accept the Offer and tender their Shares to Purchaser in the Offer. The foregoing recommendation is referred to herein as the “Company Board Recommendation.” The Repros Board also agreed, subject to the non-solicitation provisions in the Merger Agreement, to include the Company Board Recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent, absent a Change of Board Recommendation, to disseminate a copy of the Schedule 14D-9 with this Offer to Purchase and documents related to the Offer.

Except as described below, prior to the Effective Time or the termination of the Merger Agreement pursuant to its terms, the Repros Board may not:

(i)	withdraw, withhold, qualify or modify in a manner adverse to Parent, or resolve to or publicly propose to withdraw, withhold, qualify or modify in a manner adverse to Parent, the Company Board Recommendation;

(ii)	fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to Repros’ stockholders,

(iii)	adopt, approve, endorse or recommend, or resolve to or publicly propose to adopt, approve, endorse or recommend, any Competing Proposal;

(iv)	after receipt or public announcement of a Competing Proposal (other than a tender offer or exchange offer), fail to publicly affirm the Company Board Recommendation within three (3) business days after a request by Parent to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Acceptance Time); or

(v)	following the commencement of a tender offer or exchange offer relating to the Shares by a person unaffiliated with Parent, fail to affirm the Company Board Recommendation and recommend that Repros’ stockholders reject such tender offer or exchange offer within four (4) business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Acceptance Time) (any action described in the foregoing paragraphs (i) through (v) is referred to as a “Change of Recommendation”).

The Merger Agreement further provides that the Repros Board will not authorize, approve, declare advisable or recommend, or propose publicly to authorize, approve, declare advisable or recommend, or allow Repros or the Subsidiary to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, term sheet, agreement or commitment (other than an Acceptable Confidentiality Agreement) constituting or relating to, or that is intended to or could reasonably be expected to lead to, any Competing Proposal (a “Company Acquisition Agreement”).

Notwithstanding anything to the contrary in the Merger Agreement, at any time prior to the Acceptance Time, the Repros Board may, subject to compliance with the other provisions summarized under this

“—Recommendation Change” heading, and/or, if applicable, terminate the Merger Agreement if after receiving a bona fide, unsolicited written Competing Proposal that did not result from a material breach of the non-solicitation provision in the Merger Agreement, the Repros Board determines in good faith (after consultation with Repros’ outside legal counsel and financial advisors) that (A) such Competing Proposal constitutes a Superior Offer and (B) in light of such Competing Proposal, the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Repros Board under applicable law. However, such action may only be taken if:

(i)	Repros has given Parent at least four (4) business days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal) and has contemporaneously provided to Parent a copy of the Superior Proposal, a copy of any proposed Company Acquisition Agreement with the person making such Superior Proposal and a copy of any financing commitments relating thereto (or, if not provided in writing to Repros, a written summary of the material terms thereof);

(ii)	Repros has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of the Merger Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal;

(iii)	following the end of such notice period, the Repros Board has considered in good faith any revisions to the terms of the Merger Agreement proposed by Parent in writing, and has determined in good faith (after consultation with Repros’ outside legal counsel and financial advisors) that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect; and

(iv)	in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, Repros has, in each case, delivered to Parent an additional notice consistent with that described in clause (i) above and a new notice period under clause (i) will commence (except that the four (4) business day period notice period referred to in clause (i) above will instead be equal to the longer of (a) three (3) business days and (b) the period remaining under the notice period under clause (i) immediately prior to the delivery of such additional notice under this clause (iv)).

Additionally, at any time prior to the Acceptance Time, the Repros Board may, subject to compliance with the other provisions summarized under this “— Recommendation Change” heading, effect a Change of Recommendation in response to an Intervening Event (as defined below) if the Repros Board determines in good faith (after consultation with Repros’ outside legal counsel and financial advisors) that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Repros Board under applicable law. However, prior to making such Change of Recommendation:

(i)	Repros must give Parent at least four (4) business days’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor;

(ii)	Repros must negotiate, and cause its Representatives to negotiate, in good faith with Parent during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of the Merger Agreement such that it would not permit the Repros Board to make an Change of Recommendation;

(iii)	following the end of such notice period, the Repros Board considers in good faith any revisions to the terms of the Merger Agreement proposed by Parent, and determines in good faith (after consultation with Repros’ outside legal counsel and financial advisors) that failure to make a Change of Recommendation in response to such Intervening Event would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Repros Board under applicable law; and

(iv)

in the event of any material change to the facts and circumstances relating to such Intervening Event, Repros, in each case, delivers to Parent an additional notice consistent with that described in clause

(i) above and a new notice period under clause (i) will commence (except that the four (4) business day notice period referred to in clause (i) above of this proviso will instead be equal to the longer of (a) three (3) business days and (b) the period remaining under the notice period under clause (i) immediately prior to the delivery of such additional notice under this clause (iv)).

“Intervening Event” means a material event, occurrence, fact or change occurring or arising after the date of the Merger Agreement affecting the business, assets or operations of Repros (other than any event, occurrence, fact or change resulting from a material breach of the Merger Agreement by Repros) that was unknown and not reasonably foreseeable to Repros or the Repros Board as of the date of the Merger Agreement, which event, occurrence, fact or change becomes known to Repros or the Repros Board prior to the Acceptance Time, other than (i) changes in the Shares price, in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event), (ii) the timing of any consents, registrations, approvals, permits, clearances or authorizations required to be obtained prior to the Effective Time by Repros or Parent or any of their respective subsidiaries from any governmental entity in connection with the Merger Agreement and the consummation of the Transactions, (iii) any Competing Proposal, or any inquiry, proposal or offer that could reasonably be expected to lead to a Competing Proposal, or the consequences thereof or (iv) the fact that, in and of itself, Repros exceeds any internal or published projections, estimates or expectations of Repros’ revenue, earnings or other financial performance or results of operations for any period, in and of itself (however, the underlying reasons for such events may constitute an Intervening Event).

Escrow Funding and Release. On December 15, 2017, Parent deposited approximately $3.4 million into an escrow account established pursuant to an Escrow Agreement, dated as of December 13, 2017 (the “Escrow Agreement”) among Parent, Repros and JPMorgan Chase Bank, N.A., as escrow agent (the “Escrow Agent”). On the Closing Date, unless previously delivered by the parties to the Escrow Agent, the parties shall jointly instruct the Escrow Agent to release the escrowed funds to the holders of Company Warrants as payment of the Repurchase Price (as defined in the Company Warrants). At any time prior to the Outside Date, Parent may elect to effect the Warrant Repurchase (as defined in the Company Warrants), in which event, (i) Repros and Parent shall, within one (1) business day of such notice, jointly instruct the Escrow Agent to release the escrowed funds to the holders of Company Warrants, (ii) Repros will effect the Warrant Repurchase, (iii) the Outside Date shall be extended to a date to be specified by Parent in such notice (but no later than September 15, 2018); and (iv) Repros shall, within two (2) business days of such notice, deliver to Parent a promissory note, secured by substantially all of the Company’s assets, having a principal amount equal to the amount to be released from escrow to the holders of Company Warrants, and bearing interest at an annual rate of 6.0%.

Termination. The Merger Agreement may be terminated, at any time prior to the Effective Time, as follows:

(i)	by mutual written consent of Parent and Repros;

(ii)	by either Parent or Repros, if the Acceptance Time has not occurred on or prior to midnight, Eastern Time on the Outside Date; provided, however, that this termination right will not be available to any party whose breach of the Merger Agreement has caused or resulted in the Offer not being consummated by such date (such termination, an “Outside Date Termination”);

(iii)	by either Parent or Repros if a governmental entity of competent jurisdiction has issued a final, non-appealable judgment, order, injunction, decree or ruling, in each case permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making the consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that this termination right will not be available to any party whose material breach of the Merger Agreement has caused or resulted in the issuance of such final and nonappealable judgment, order, injunction, decree or ruling or other action;

(iv)

by either Parent or Repros if the Offer has expired or terminated without Purchaser having purchased any Shares pursuant thereto; provided, that this termination right will not be available to any party whose breach of the Merger Agreement has caused or resulted in the Offer having expired or been terminated without Purchaser having purchased any Shares pursuant thereto (such termination, an “Offer Expiration Termination”);

(v)	by Parent, if at any time prior to the Acceptance Time, any of the following has occurred: (i) the Repros Board’s failure to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or the Repros Board has effected a Change of Recommendation; (ii) in the case of a tender offer or exchange offer for shares of Repros capital stock subject to Regulation 14D under the Exchange Act, other than the Offer, the Repros Board’s failure to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer as promptly as practicable (but in any event within ten (10) business days) of the commencement of such tender offer or exchange offer; or (iii) the failure of the Repros Board to publicly reaffirm the Company Board Recommendation as promptly as practicable (but in any event within ten (10) business days) after Parent so requests in writing (such termination, an “Adverse Recommendation Termination”);

(vi)	by Parent, if at any time prior to the Acceptance Time, Repros breaches in any material breach the provisions summarized under “ —No Solicitation” (such termination, a “No Solicitation Termination”);

(vii)	by Parent, if at any time prior to the Acceptance Time (so long as neither Parent nor Purchaser is in material breach of any representation, warranty, covenant or agreement), if Repros has breached any of its representations, warranties, covenants or agreements made by it pursuant to the Merger Agreement, such that the following conditions would not be satisfied and such breach could not be cured by Repros prior to the Outside Date, or if curable prior to the Outside Date, is not cured within the earlier of (A) thirty (30) calendar days after the receipt of notice thereof by Repros from Parent or (B) three (3) business days before the Outside Date (such termination, a “Repros Breach Termination”):

a.	the representations and warranties of Repros regarding corporate matters (such as qualification, organization, organizational documents, standing, power and authority) and absence of a Company Material Adverse Effect shall be true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Date as if made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

b.	the representations and warranties of Repros regarding capitalization shall be true and correct in all respects as of the date of the Merger Agreement and as of the Expiration Date as if made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except for de minimis inaccuracies;

c.	the representations and warranties of Repros regarding the opinion of its financial advisors, Takeover Laws, finders and brokers and Rule 14d-10 matters shall be true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Date as if made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

d.	the representations and warranties of Repros other than those set forth in paragraphs (a) through (c) above shall be true and correct (disregarding all qualifications or limitations on any representation or warranty indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import set forth therein) as of the date of the Merger Agreement and as of the Expiration Date as if made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to result in, individually or in the aggregate, a Company Material Adverse Effect; and

e.	Repros shall have performed or complied in any material respect with any obligation, agreement or covenant required to be performed or complied with by it under the Merger Agreement on or prior to the Expiration Date.

(viii)	by Repros, at any time prior to the Acceptance Time, if the Repros Board makes a Change of Recommendation in order to accept a Superior Proposal, and concurrently enters into a binding written definitive acquisition agreement providing for the consummation of such Superior Proposal; provided, that this termination will only be available to Repros if (x) it has complied with the provisions summarized under “—No Solicitation” and “—Recommendation Change” above, and (y) Repros pays the Termination Fee (as defined below) prior to, or concurrently with, and as a condition to such termination (such termination a “Superior Proposal Termination”); or

(ix)	by Repros, at any time prior to the Acceptance Time (so long as Repros is not in material breach of any representation, warranty, covenant or agreement), if Parent or Purchaser has breached any of their respective representations, warranties, covenants or agreements made by them pursuant to the Merger Agreement and such breach could not be cured prior to the Outside Date, or if curable prior to the Outside Date, is not cured within the earlier of (A) thirty (30) calendar days after the receipt of notice thereof by Parent or Purchaser from Repros or (B) three (3) business days before the Outside Date.

Effect of Termination. If the Merger Agreement is terminated pursuant to its terms, the Merger Agreement shall be null and void and there shall be no liability on the part of any party following any such termination, except that (i) certain specified provisions of the Merger Agreement will survive, including those described in “— Repros Termination Fee” below, (ii) the Confidentiality Agreement shall survive and (iii) termination will not relieve any party from liability for willful breach of the Merger Agreement prior to such termination. In the event of termination, notice shall be delivered to the escrow agent by either Parent or Repros directing the release of all funds on deposit in the escrow account established pursuant to the Escrow Agreement to Parent.

Repros Termination Fee. Repros has agreed to pay Parent a termination fee of $1,000,000 in cash (the “Termination Fee”) if:

(i) (A)	either:

a.	the Merger Agreement is terminated by Repros or Parent pursuant to an Outside Date Termination;

b.	the Merger Agreement is terminated by Repros or Parent pursuant to an Offer Expiration Termination; or

c.	the Merger Agreement is terminated by Parent pursuant to a Repros Breach Termination; and

(B)	after the date of the Merger Agreement and prior to such termination, a Competing Proposal has been publicly disclosed or otherwise communicated to the Repros Board or the Repros stockholders and, if within twelve (12) months of such termination, Repros enters into a definitive agreement providing for, or recommends to its stockholders, a Competing Proposal or a Competing Proposal is consummated; provided, that for purposes of determining if the Termination Fee is payable, the term “Competing Proposal” has the meaning described in “— No Solicitation” above, except that all references to “15%” are deemed to be references to “35%” and all references to “85%” therein shall be deemed to be “65%”.

(ii)	the Merger Agreement is terminated by Repros pursuant to a Superior Proposal Termination; or

(iii)	the Merger Agreement is terminated by Parent pursuant to an Adverse Recommendation Termination or a No Solicitation Termination (or the Merger Agreement is terminated by Repros or Parent pursuant to an Outside Date Termination or an Offer Expiration Termination or by Parent pursuant to a Repros Breach Termination, in each case, following any time at which Parent was entitled to terminate the Merger Agreement pursuant to an Adverse Recommendation Termination or a No Solicitation Termination.

In no event will Repros be required to pay the Termination Fee on more than one occasion.

Specific Performance. The parties have agreed that irreparable injury would occur in the event that any of the provisions of the Merger Agreement were not performed in accordance with their specific terms or were otherwise breached. The parties further agreed that, prior to termination of the Merger Agreement, the parties will be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of the Merger Agreement by any other party, to a decree or order of specific performance to specifically enforce the terms and provisions of the Merger Agreement and to any further equitable relief.

Expenses. Except as otherwise provided in the Merger Agreement, all fees and expenses incurred by the parties in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expenses, whether or not the Offer and Merger are consummated.

Offer Conditions. The Offer Conditions are described in Section 15 — “Conditions of the Offer.”

Confidentiality Agreement. On April 11, 2017, Repros and Allergan, Inc. (an affiliate of Allergan) entered into a customary confidentiality agreement in connection with a possible transaction involving Repros. Under the Confidentiality Agreement, Allergan agreed, subject to certain exceptions, to keep confidential any confidential information concerning Repros furnished by Repros to Allergan or its representatives.

12.	Purpose of the Offer; Plans for Repros.

Purpose of the Offer. The purpose of the Offer is for Purchaser to acquire control of, and the entire equity interest in, Repros. The Offer, as the first step in the acquisition of Repros, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Purchaser intends to consummate the Merger as promptly as practicable in accordance with Section 251(h) of the DGCL.

If you sell your Shares in the Offer, you will cease to have any equity interest in Repros or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Repros. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Repros.

Merger Without a Stockholder Vote. If the Offer is consummated, we will not seek the approval of the remaining public stockholders of Repros before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we will effect the closing of the Merger without a vote of the stockholders of Repros in accordance with Section 251(h) of the DGCL.

Plans for Repros. As soon as practicable after the consummation of the Merger, Allergan will integrate the business, operations and assets of Repros with Allergan’s existing business. The common stock of Repros will be delisted and no longer be quoted on NASDAQ.

To the best knowledge of Allergan, except for certain agreements between Repros and its executive officers and directors described in this Schedule TO and the Schedule 14D-9, there were, as of the date hereof, no employment, equity contribution or other agreements, arrangements or understandings between any executive officer or director of Repros, on the one hand, and Allergan, Parent, Purchaser, any of their affiliates or Repros, on the other hand, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Repros entering into any such agreement, arrangement or understanding.

Two (2) of Repros’ officers, Larry Dillaha and Katherine A. Anderson, have entered into employment agreements with Repros. The terms and conditions of those employment agreements with Repros will remain in full force and effect.

Dr. Dillaha’s employment agreement provides that if he is subject to a termination without Cause (as defined below) or resigns for Good Reason (as defined below), he will, subject to his execution and non-revocation of a general release of claims against Repros, be entitled to certain severance benefits. Ms. Anderson’s employment agreement provides that if she is subject to a termination without Cause (as defined below) or resigns for Good Reason (as defined below), she will be entitled to certain severance benefits.

Under Dr. Dillaha’s employment agreement, if he is subject to termination without Cause or resigns for Good Reason in connection with or following a change of control, Repros will pay him a lump sum equal to the sum of his annual base salary and eighteen (18) times the monthly COBRA premium rate that he would have to pay to continue health benefits under Repros’ health plans. All of Dr. Dillaha’s unvested equity awards will become fully vested and exercisable on his termination date. If he is subject to termination without Cause or resigns for Good Reason other than in connection with or following a change of control, Repros will pay him a lump sum equal to his annual base salary. In the event of any termination without Cause or resignation for Good Reason, Repros will pay any other amounts earned, accrued and owing but not yet paid and any benefits accrued and due under any applicable benefit plan or program of Repros.

Under Ms. Anderson’s employment agreement, if she is subject to termination without Cause or resignation for Good Reason, Repros will pay her an amount equal to twelve (12) months compensation at her current salary, payable semi-monthly, or in accordance with Repros’ payroll procedures, and shall continue to provide all Repros paid benefits for her and her family for a period of twelve (12) months.

The consummation of the Offer will constitute a change of control under the existing employment agreements.

In the case of Dr. Dillaha’s employment agreement, “Cause” means the termination of his employment by Repros by reason of (i) the conviction of Dr. Dillaha of a crime involving moral turpitude by a court of competent jurisdiction as to which no further appeal can be taken; (ii) the proven commission by Dr. Dillaha of an act of fraud upon Repros; (iii) the willful and proven misappropriation of any funds or property of Repros by Dr. Dillaha; (iv) the willful, continued and unreasonable failure by Dr. Dillaha to perform duties assigned to him and agreed to by him; (v) the knowing engagement by Dr. Dillaha in any direct, material conflict of interest with Repros without compliance with Repros’ conflict of interest policy, if any, then in effect; (vi) the knowing engagement by Dr. Dillaha, without the written approval of the Board, in any activity which competes with the business of Repros or which would result in a material injury to Repros; (vii) a breach of any non-competition, non-solicitation or confidentiality agreement that Dr. Dillaha has entered into with Repros; or (viii) the knowing engagement in any activity which would constitute a material violation of the provisions of the Repros’ insider trading policy or business ethics policy, if any, then in effect.

In the case of Dr. Dillaha’s employment agreement, “Good Reason” means without the written consent of Dr. Dillaha, a material diminution in the authority, duties, or responsibilities of Dr. Dillaha; provided, that Dr. Dillaha must provide written notice of termination for Good Reason to Repros within ninety (90) days after the event constituting Good Reason first occurs and Repros shall have a period of thirty (30) days in which it may correct the event that constitutes the grounds for Good Reason as set forth in Dr. Dillaha’s notice of termination. If the Company does not correct such action, Dr. Dillaha must terminate his employment for Good Reason within thirty (30) days after the end of the cure period, in order for the termination to be considered a Good Reason termination.

In the case of Ms. Anderson’s employment agreement, “Cause” means (i) the conviction of Ms. Anderson by a court of competent jurisdiction of a crime involving moral turpitude; (ii) the commission, or attempted commission, by Ms. Anderson of an act of fraud on Repros; (iii) the misappropriation, or attempted misappropriation, by Ms. Anderson of any funds or property of Repros; (iv) the continued and unreasonable failure by Ms. Anderson to perform in any material respect her obligations under the terms of her employment agreement; (v) the knowing engagement by Ms. Anderson, without the written approval of the Board of Directors, in any direct, material conflict of interest with the Repros without compliance with Repros’ conflict of interest policy; (vi) the knowing engagement by Ms. Anderson, without the written approval of the Board of Directors, in any activity which competes with the business of Repros or which would result in a material injury to Repros; or (vii) the knowing engagement by Ms. Anderson in any activity that would constitute a material violation of the provisions of the Repros s insider trading policy or business ethics policy, if any, then in effect.

In the case of Ms. Anderson’s employment agreement, “Good Reason” means a material diminution in the title, powers, duties, responsibilities or functions of the Employee within one year following the occurrence of a change of control.

The following table shows the estimated amounts of cash severance payments and benefits under the existing employment agreements, assuming (i) the Offer was consummated on December 29, 2017, and (ii) that each officer was either subject to a termination without cause or resigned for Good Reason on December 29, 2017:

	Base Salary Payment($)	Other Payments ($)[1]	Total Payout ($)
Larry Dillaha	420,000	21,141	441,141
Katherine A. Anderson	325,000	15,207	340,207

[1]	Based on the approximate cost of eighteen (18) months of COBRA continuation coverage for Dr. Dillaha and the previous year’s cost of insurance premiums for Ms. Anderson.

The board of directors and officers of the Surviving Corporation as of the Effective Time will be the members of the board of directors and officers, respectively, of Purchaser immediately prior to the Effective Time, until their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal.

The certificate of incorporation of Repros will be amended and restated as set forth in Exhibit A to the Merger Agreement and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation. The bylaws of Repros will be amended and restated as set forth in Exhibit B to the Merger Agreement and, as so amended and restated, will be the bylaws of the Surviving Corporation.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as promptly as practicable following the Offer Closing.

Stock Quotation. The Shares are currently listed on NASDAQ. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Closing), the Shares will no longer meet the requirements for continued listing on NASDAQ because the only stockholder will be Purchaser. NASDAQ requires, among other things, that any listed shares of common stock have at least 300 total stockholders. Immediately following the consummation of the Merger, we intend and will cause Repros to delist the Shares from NASDAQ.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Repros to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Repros to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Repros, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Repros and persons holding “restricted securities” of Repros to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. We intend and will cause Repros to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, Repros will not authorize or pay any dividends or make any distributions (whether in cash, assets, shares or other securities of Repros or its subsidiary) on any shares of any Repros securities (including the Shares), except dividends and distributions paid or made by Repros’ subsidiary to Repros.

15.	Conditions of the Offer.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (l) below. Notwithstanding any other provisions of the Offer or the Merger Agreement to the contrary and subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) of the Exchange Act, Purchaser is not required to accept for payment or pay for, and may delay the acceptance for payment of, or the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer), if: (A) the Minimum Condition (described in clause (a) below), the Termination Condition (described in clause (l) below), the Antitrust Condition (described in clause (h) below) and the Governmental Impediment Condition (described in clauses (j) and (k) below) shall not be satisfied at one minute after 11:59 P.M., Eastern Time on the Expiration Date; or (B) any of the additional conditions described below has not been satisfied or waived in writing by Parent:

a.	the number of shares validly tendered (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” as defined by Section 251(h)(6)(f) of the DGCL) in accordance with the terms of the Offer and not validly withdrawn on or prior to one minute after 11:59 P.M., Eastern Time on the Expiration Date, together with all other Shares (if any) beneficially owned by Parent and its affiliates, equals one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that Repros would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication);

b.	the representations and warranties of Repros set forth in Section 4.1 (Qualification, Organization, Subsidiary, etc.), Section 4.3(a) (Corporate Authority Relative to this Agreement; No Violation) or Section 4.10(a) (Absence of Certain Changes or Events) of the Merger Agreement are true and correct in all respects as of the date of the Merger Agreement and at and as of the Expiration Date as if made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

c.	the representations and warranties of Repros set forth in Section 4.2 (Capitalization) of the Merger Agreement are true and correct in all respects as of the date of the Merger Agreement and at and as of the Expiration Date as if made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date). except for de minimis inaccuracies;

d.	the representations and warranties of Repros set forth in Section 4.18 (Opinion of Financial Advisor), Section 4.19 (State Takeover Statutes), Section 4.22 (Finders and Brokers) or Section 4.26 (Rule 14d-10 Matters) of the Merger Agreement are true and correct in all material respects as of the date of the Merger Agreement and at and as of the Expiration Date as if made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date);

e.	the representations and warranties of Repros set forth in the Merger Agreement (other than those referred to in clauses (b), (c) and (d) above) are true and correct (disregarding all qualifications or limitations on any representation or warranty indicated by the words “Material Adverse Effect,” “in all material respects,” “in any material respect,” “material,” “materially” or words of similar import set forth therein) as of the date of the Merger Agreement and at and as of the Expiration Date as if made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct has not had, and would not be reasonably expected to result in, individually or in the aggregate, a Material Adverse Effect;

f.	Repros has performed or complied in any material respects with the obligations, agreements or covenants it is required to perform or comply with under the Merger Agreement on or prior to the Expiration Date;

g.	since the date of the Merger Agreement, there has not occurred any change, state of fact, condition, event, circumstance, effect, occurrence of development that has had or would reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect;

h.	any applicable waiting period (and any extension thereof) applicable to the Offer under any applicable antitrust law has expired or been terminated prior to the Expiration Date or any pre-closing approval or clearance required under any applicable antitrust law has been obtained;

i.	Purchaser has received a certificate of Repros, executed by the chief executive officer or the chief financial officer of Repros, dated as of the Expiration Date, to the effect that the conditions set forth in paragraphs (b) through (g) above have been satisfied;

j.	there has not been any statute, rule, regulation or other law, judgment or order enacted, promulgated, issued, entered, enforced, or deemed applicable to the Offer, by any governmental entity of competent jurisdiction that is in effect which restrains, enjoins, prevents or otherwise prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger;

k.

there has not been any claim, action, suit or proceeding by any governmental entity that has not been resolved, or any governmental entity that has notified Parent or Repros of its intention to commence, or recommend the commencement of, an action or has opened a formal or informal investigation or “matter under inquiry” or similar investigative status or made a non-trivial inquiry which remains pending, in each case, (1) challenging or seeking or purporting to challenge, prohibit, interfere with, limit, delay, restrain, impose damages or other material obligations in connection with, or increase the cost of, the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Offer or the Merger or (2) seeking to (A) prohibit or limit the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, Repros or the Subsidiary or compel Parent or any of its subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent, Repros or any of their respective subsidiaries, or impose any limitation, restriction or prohibition on the ability of Parent, Repros or any of their respective subsidiaries to conduct its business or own such assets, (B) impose limitations on the ability of Parent or any of its subsidiaries (including Purchaser) effectively to acquire, hold or exercise full rights of ownership of the shares of capital stock of the Surviving Corporation, including the right to vote any shares of capital stock of the Surviving Corporation acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the stockholders of the Surviving Corporation or (C) require Parent or any of its affiliates to divest, dispose of or hold separate all or any portion of the business or assets of Repros or the Subsidiary or of Parent or its affiliates; and

l.	the Merger Agreement has not been terminated in accordance with its terms;

The foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms of the Merger Agreement.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions, and may be waived by Parent or Purchaser in whole or in part and from time to time in their sole and absolute discretion (except for the Minimum Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time.

Parent and Purchaser expressly reserve the right to waive any of the Offer Conditions (other than the Minimum Condition) or modify or amend the terms or conditions of the Offer, including the Offer Price. However, unless otherwise provided in the Merger Agreement or with Repros’ prior written consent, Parent and Purchaser are not permitted to (i) decrease the Offer Price or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought to be purchased in the Offer, (iii) impose conditions on the Offer in addition to the Offer Conditions, (iv) waive or amend the Minimum Condition, (v) amend the Offer Conditions in a manner that is adverse to the holders of Shares, or (vi) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as required or permitted by the Merger Agreement.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on our examination of publicly available information filed by Repros with the SEC and other information concerning Repros, we are not aware of any governmental license or regulatory permit that appears to be material to Repros’ business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Repros’ business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions of the Offer.”

Compliance with Antitrust Law. Parent has determined that the Offer and Merger do not exceed the thresholds for reporting under the HSR Act, and therefore the Offer and Merger do not trigger a notification and report form under the HSR Act. Parent has not identified any foreign antitrust laws applicable to the proposed transaction that would impose a waiting period or approval requirement.

The FTC or the Antitrust Division of the DOJ (the “Antitrust Division”) may review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Repros. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Repros, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 15 — “Conditions of the Offer.”

State Takeover Laws. Repros is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three (3) years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Repros Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Repros conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions of the Offer.”

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because we were not, at the time the Merger Agreement was executed, and are not, an affiliate of Repros (for purposes of the Exchange Act); it is anticipated that the Merger will be effected as soon as practicable after the consummation of the Offer; and, in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (1) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (2) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Repros will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Repros. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Repros will take all necessary and appropriate action to effect the Merger as promptly as practicable without a vote of stockholders of Repros in accordance with Section 251(h) of the DGCL.

17.	Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. If the Offer is consummated, and the Merger is thereafter effected, however, Repros stockholders who (i) did not tender their Shares in the Offer, (ii) comply in all respects with the applicable statutory procedures under Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than, or the same as, the price paid by Purchaser pursuant to the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of such Shares is less than the price paid in the Merger.

Under Section 262 of the DGCL, when a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex III to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•	within the later of the consummation of the Offer (which will occur at the date and time of the acceptance and payment for Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the date of mailing of the Schedule 14D-9, deliver to Repros at Repros Therapeutics Inc., 2408 Timberloch Place, Suite B-7, The Woodlands, Texas 77380; Attention: Chief Financial Officer, a written demand for appraisal of the Shares held, which demand must reasonably inform Repros of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the rights of Repros’ stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your shares but, instead, upon the terms and subject to the conditions of the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Parent has retained MacKenzie Partners, Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Repros has advised Purchaser that it will file no later than December 29, 2017 with the SEC its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Repros Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Repros” above.

Celestial Merger Sub, Inc.

December 29, 2017

SCHEDULE I — INFORMATION RELATING TO ALLERGAN, PARENT AND PURCHASER

Allergan

The following table sets forth information about Allergan’s directors and executive officers as of December 29, 2017. The current business address of each person is c/o Allergan plc, Clonshaugh Business and Technology Park, Coolock, Dublin, D17 E400, Ireland, and the business telephone number is (862) 261-7000.

Name	Citizenship	Position
Brenton L. Saunders	US	Chairman, Chief Executive Officer and President
Robert A. Stewart	US	Chief Operating Officer
William Meury	US	Chief Commercial Officer
C. David Nicholson, Ph.D.	US	Chief R&D Officer
Maria Teresa Hilado	US	Chief Financial Officer
A. Robert D. Bailey	US	Chief Legal Officer and Corporate Secretary
Karen L. Ling	US	Chief Human Resources Officer
James C. D’Arecca	US	Chief Accounting Officer
Nesli Basgoz, M.D.	US	Director
Paul M. Bisaro	US	Director
James H. Bloem	US	Director
Joseph H. Boccuzi	US	Director
Christopher W. Bodine	US	Director
Adriane M. Brown	US	Director
Christopher J. Coughlin	US	Director
Catherine M. Klema	US	Director
Peter J. McDonnell, M.D.	US	Director
Patrick J. O’Sullivan	Ireland	Director
Ronald R. Taylor	US	Director
Fred G. Weiss	US	Director

Executive Officers and Directors of Allergan

BRENTON L. SAUNDERS

Mr. Saunders is Chairman, President and Chief Executive Officer of Allergan and has served in the role of President and Chief Executive Officer since July 2014 and of Chairman since October 2016, having previously served as Chief Executive Officer and President of Forest Laboratories, Inc. (“Forest”), and as a director of Forest, prior to its acquisition by Allergan (then known as Actavis plc (“Actavis”). Prior to that, he served as Chief Executive Officer of Bausch + Lomb Incorporated, a leading global eye health company, serving in this capacity from March 2010 until August 2013. Mr. Saunders also held a number of leadership positions at Schering-Plough, including the position of President of Global Consumer Health Care and was named head of integration for the company’s merger with Merck & Co. and for Schering-Plough’s acquisition of Organon BioSciences. Before joining Schering-Plough, Mr. Saunders was a Partner and Head of Compliance Business Advisory at PricewaterhouseCoopers LLP. Prior to that, he was Chief Risk Officer at Coventry Health Care and Senior Vice President, Compliance, Legal and Regulatory at Home Care Corporation of America. Mr. Saunders began his career as Chief Compliance Officer for the Thomas Jefferson University Health System. Mr. Saunders serves on the Board of Directors of Cisco Systems, Inc. and RWJBarnabas Health, and is a member of the Business Council and PhRMA.

ROBERT A. STEWART

Mr. Stewart is the Chief Operating Officer of Allergan and has served in this role since May 2016. Prior to his current appointment, Mr. Stewart served as President, Generics and Global Operations from March 2015 to

May 2016; Chief Operating Officer from July 2014 to March 2015; and President, Global Operations, from August 2010 to July 2014, having joined Allergan (which was then known as Watson Pharmaceuticals, Inc. (“Watson”)) in November 2009 as Senior Vice President, Global Operations. Prior to joining Allergan, Mr. Stewart held various positions with Abbott Laboratories, Inc. from 2001 until 2009, most recently as Divisional Vice President, Global Supply Chain, Quality Assurance and prior to this position served as Divisional Vice President for U.S./Puerto Rico and Latin America Plant Operations. Prior to joining Abbott Laboratories, Inc., he worked for Knoll Pharmaceutical Company from 1995 to 2001 and prior to that for Hoffman La-Roche Inc. Mr. Stewart received B.S. degrees in Business Management / Finance from Fairleigh Dickinson University.

WILLIAM MEURY

Mr. Meury is the Chief Commercial Officer of Allergan and has served in this role since May 2016, having previously served as President, Branded Pharma from March 2015 and Executive Vice President, Commercial, North American Brands from July 2014. Mr. Meury served as Executive Vice President, Sales and Marketing at Forest prior to its acquisition by Allergan (then known as Actavis). He joined Forest in 1993 and held multiple roles of increasing responsibility in Marketing, New Products, Business Development, and Sales. Before joining Forest, Mr. Meury worked in public accounting for Reznick Fedder & Silverman and in financial reporting for MCI Communications. He received a B.S. in Economics from the University of Maryland. Mr. Meury serves on the Board of Directors of several organizations, including The Jed Foundation, International Council of Ophthalmology Foundation, and The Allergan Foundation.

C. DAVID NICHOLSON, Ph.D.

Dr. Nicholson is the Chief R&D Officer of Allergan and has served in this role since March 2015. He joined Allergan (then known as Actavis) as Senior Vice President, Global Brands R&D in August 2014. Previously, he served as Chief Technology Officer and EVP, R&D for Bayer CropScience from March 2012 to August 2014; Vice President of Licensing and Knowledge Management at Merck from 2009 to December 2011; and Senior Vice President, responsible for Global Project Management and Drug Safety at Schering-Plough from 2007 to 2009. From 1988 to 2007, Dr. Nicholson held various leadership positions at Organon, where he most recently served as Executive Vice President, Research & Development and was a member of the company’s Executive Management Committee. He received a B.Sc. from the University of Manchester and his Ph.D. from the University of Wales.

MARIA TERESA HILADO

Ms. Hilado is the Chief Financial Officer of Allergan and has served in this role since December 2014. Prior to joining Allergan (then known as Actavis), she served as Senior Vice President, Finance and Treasurer of PepsiCo, Inc. from 2009 to 2014. Before joining PepsiCo, Ms. Hilado served as Vice President and Treasurer for Schering-Plough Corporation from 2008 to 2009. Before joining Schering-Plough, she spent more than 17 years with General Motors Corporation in leadership roles of increasing responsibility, including as Assistant Treasurer from 2006 to 2008 and CFO, GMAC Commercial Finance LLC from 2001 to 2005. Ms. Hilado began her career with Far East Bank and Trust Company, Manila, Philippines. Ms. Hilado received a B.S. in Management Engineering from Ateneo de Manila University in the Philippines, and an MBA from the University of Virginia’s Darden School of Business Administration.

A. ROBERT D. BAILEY

Mr. Bailey is the Chief Legal Officer and Corporate Secretary of Allergan, and has served in this role since July 2014, having served as Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary of Forest prior to its acquisition by Allergan, from November 2013 to June 2014. Prior to that, Mr. Bailey served as Executive Vice President, Law, Policy and Communications at Bausch + Lomb from 2007 to 2013. Before joining Bausch + Lomb in 1994, he was an attorney at Nixon Peabody (formerly Nixon, Hargrave, Devans & Doyle). Mr. Bailey received his J.D. from the University of Minnesota and his B.A. from St. Olaf College in Northfield, MN.

KAREN L. LING

Ms. Ling is the Chief Human Resources Officer of Allergan, and has served in this role since July 2014, having served as Senior Vice President and Chief Human Resources Officer at Forest from January 2014 to July 2014, prior to its acquisition by Allergan (then known as Actavis). Ms. Ling joined Forest from Merck & Co., where she served as Senior Vice President, Human Resources for the company’s Global Human Health and Consumer Care businesses worldwide beginning in November 2011. Previously, she served as Vice President, Compensation and Benefits at Merck and Group Vice President, Global Compensation & Benefits at Schering-Plough (which was acquired by Merck). Prior to joining Schering-Plough in 2008, Ms. Ling spent 14 years at Wyeth Pharmaceuticals in various positions of responsibility in human resources and in Wyeth’s Labour and Employment Department. Before joining Wyeth, Ms. Ling was an attorney at Goldstein and Manello, P.C. in Boston. She is currently a member of the Board of Directors of the Glaucoma Foundation, Inc. and The Jed Foundation. Ms. Ling received her J.D. from Boston University School of Law and a B.A. from Yale University

JAMES C. D’ARECCA

Mr. D’Arecca is the Chief Accounting Officer of Allergan, and has served in this role since August 2013. Prior to joining Allergan (then known as Actavis), he held a similar position at Bausch + Lomb. Prior to joining Bausch + Lomb, Mr. D’Arecca worked for Merck & Co. and Schering-Plough. He also spent 13 years with PricewaterhouseCoopers as a Certified Public Accountant. Mr. D’Arecca received his MBA from Columbia University and his B.S. in Accounting from Rutgers University.

NESLI BASGOZ, M.D.

Dr. Basgoz joined the Board of Directors in July 2014 following Allergan’s acquisition of Forest, having served as a member of the Board of Directors of Forest beginning in 2006. Dr. Basgoz is currently the Associate Chief and Clinical Director, Division of Infectious Diseases at Massachusetts General Hospital. In addition, Dr. Basgoz is an Associate Professor of Medicine at Harvard Medical School. Dr. Basgoz earned her MD degree and completed her residency in internal medicine at Northwestern University Medical School. She also completed a fellowship in the Infectious Diseases Division at the University of California at San Francisco. Ms. Basgoz serves on the MGH Board of Trustees and Partners Healthcare Board of Trustees. She is board certified in both infectious diseases and internal medicine.

PAUL M. BISARO

Mr. Bisaro joined the Board of Directors beginning September 2007, and served as Executive Chairman of our Board of Directors from July 2014 to October 2016 and Chairman of the Board of Directors beginning October 2013. Mr. Bisaro is currently the President and Chief Executive Officer of Impax Laboratories, Inc (“Impax”). Mr. Bisaro also serves on the Board of Directors of Impax, Zoetis Inc. and the Board of Visitors of the Catholic University of America’s Columbus School of Law. He previously served as the President and Chief Executive Officer of Allergan (then known as Actavis).

JAMES H. BLOEM

Mr. Bloem joined the Board of Directors in October 2013 following Allergan’s acquisition of Warner Chilcott plc (“Warner Chilcott”), having served as a member of the Warner Chilcott Board of Directors beginning 2006 and a member of the Board of Directors of one of Warner Chilcott’s predecessor companies from 1996 to 2000.

Mr. Bloem retired from Humana Inc., one of the nation’s largest health benefit companies, on December 31, 2013, after 13 years as Humana’s Senior Vice President, Chief Financial Officer and Treasurer. He joined Humana in 2001 and had responsibility for all of the Humana’s accounting, actuarial, analytical, financial, tax, risk management, treasury and investor relations activities. Mr. Bloem serves on the Board of Directors of Genesis Healthcare, Inc., ResCare, Inc., Rotech Healthcare, Inc. and York Risk Services Group, Inc.

JOSEPH H. BOCCUZI

Mr. Bodine joined the Board of Directors in 2017. Mr. Boccuzi retired from Spencer Stuart, Inc. (“Spencer Stuart”) in December 2016 after 24 years of service, where he played a central role in establishing and building the firm’s Life Sciences Practice. He served in positions of increasing responsibility within Spencer Stuart, most recently as a Partner in Spencer Stuart’s Global Life Sciences, Board and Chief Executive Officer Practices. Prior to joining Spencer Stuart, Mr. Boccuzi worked in executive search, venture capital and corporate management roles. He served as a consultant with Paul R. Ray & Company, an executive search firm. Prior to that, he worked as a Financial Advisor for Merrill Lynch, Pierce, Fenner & Smith, Incorporated. Mr. Boccuzi also held several leadership positions at National Patent Development Corporation, a venture capital firm specializing in medical technology and investment throughout the U.S. and worldwide. While there, he managed four medical startup operations, serving as chief operating officer, board member and adviser to the board of directors of each such operation. Prior to that, Mr. Boccuzi worked in sales for Xerox Corporation.

CHRISTOPHER W. BODINE

Mr. Bodine joined the Board of Directors in 2009. Mr. Bodine retired from CVS Caremark in January 2009 after 24 years with CVS. Prior to his retirement, Mr. Bodine served as President, Healthcare Services of CVS Caremark Corporation, where he was responsible for strategy, business development, trade relations, sales and account management, pharmacy merchandising, marketing, information technology and Minute Clinic. Prior to the merger of CVS Corporation and Caremark Rx, Inc. in March 2007, Mr. Bodine served for several years as Executive Vice President — Merchandising and Marketing of CVS Corporation. Mr. Bodine is active in the pharmaceutical industry, having served on a number of boards and committees, including the Healthcare Leadership Council, RI Quality Institute, National Retail Federation, National Association of Chain Drug Stores (NACDS), the NACDS Pharmacy Affairs and Leadership Committees, and Fred’s Inc.

ADRIANE M. BROWN

Ms. Brown joined the Board of Directors in 2017. She is currently Senior Advisor at Intellectual Ventures LLC (“Intellectual Ventures”), having previously served as President and Chief Executive Officer of Intellectual Ventures. Prior to joining Intellectual Ventures, Ms. Brown served in a number of leadership positions at Honeywell International, Inc. (Honeywell) from 1999 to 2010, most recently as Senior Vice President, Energy Strategy, and prior to that, as President and CEO of Honeywell’s Transportation Systems global operating group. Prior to joining Honeywell, Ms. Brown had a nearly 20 year career at Corning, Inc. Ms. Brown received her Bachelor of Science in environmental health from Old Dominion University and a Master’s of Science in management (Sloan Fellow) from Massachusetts Institute of Technology. Ms. Brown serves on the Board of Directors of eBay Inc., Pacific Science Center, Jobs for America’s Graduates, Washington Research Foundation and the Seattle Chamber of Commerce and numerous Intellectual Ventures-managed fund subsidiaries. She also received a Doctorate of Humane Letters from Old Dominion University.

CHRISTOPHER J. COUGHLIN

Mr. Coughlin joined the Board of Directors in July 2014 following Allergan’s acquisition of Forest, having served as a member of the Board of Directors of Forest beginning 2011. Mr. Coughlin began serving as our Lead Independent Director in October 2016. He was Executive Vice President and Chief Financial Officer of Tyco International from 2005 to 2010. During his tenure, he played a central role in the separation of Tyco into five independent, public companies. Mr. Coughlin served as Senior Advisor to the CEO and Board of Directors of Tyco until September 2012. Prior to joining Tyco, he worked as the Chief Operating Officer of the Interpublic Group of Companies from June 2003 to December 2004, as Chief Financial Officer from August 2003 to June 2004 and as a director from July 2003 to July 2004. Previously, Mr. Coughlin was Executive Vice President and Chief Financial Officer of Pharmacia Corporation from 1998 until its acquisition by Pfizer in 2003. Prior to that, he was Executive Vice President of Nabisco Holdings and President of Nabisco International. From 1981 to 1996 he held various positions, including Chief Financial Officer, at Sterling Winthrop. Mr. Coughlin serves on the Board of Directors of Alexion Pharmaceuticals, Inc.. Mr. Coughlin also previously served on the Board of Directors of Interpublic Group of Companies, Monsanto Company, Perrigo Company, Covidien plc, Dipexium Pharmaceuticals, Inc., The Dun & Bradstreet Corp. (where he served as Chairman) and Hologic, Inc.

CATHERINE M. KLEMA

Ms. Klema joined the Board of Directors in 2004. She is currently President of Nettleton Advisors LLC, a consulting firm established by Ms. Klema in 2001. Prior to establishing her firm, Ms. Klema served as Managing Director, Healthcare Investment Banking, at SG Cowen Securities from 1997 to 2001. Ms. Klema also served as Managing Director, Healthcare Investment Banking, at Furman Selz LLC from 1994 until 1997, and was employed by Lehman Brothers from 1987 until 1994. Ms. Klema serves on the Montefiore Health System Board of Trustees and she served as a director of Pharmaceutical Product Development, Inc., a global contract research organization, from 2000 to 2011.

PETER J. MCDONNELL, M.D.

Dr. McDonnell joined the Board of Directors in March 2015, having served as a member of the Allergan, Inc. Board of Directors from 2013. Dr. McDonnell has been the Director and William Holland Wilmer Professor of the Wilmer Eye Institute of the Johns Hopkins University School of Medicine since 2003. Dr. McDonnell has also served as the Chief Medical Editor of Ophthalmology Times since 2004, and has served on the editorial boards of numerous ophthalmology journals. Dr. McDonnell also served as the Assistant Chief of Service at the Wilmer Institute from 1987 to 1988. Dr. McDonnell also serves as the President and a director of the National Alliance for Eye and Vision Research and the Alliance for Eye and Vision Research. He served as a consultant to the United States Department of Health and Human Services in 1996. Dr. McDonnell served as a full-time faculty at the University of Southern California from 1988 until 1999, where he advanced to the rank of professor in 1994.

PATRICK J. O’SULLIVAN

Mr. O’Sullivan joined the Board of Directors in October 2013 following Allergan’s acquisition of Warner Chilcott, having served as a member of the Warner Chilcott Board of Directors from 2009. He retired from LEO Pharma A/S in 2006, after 30 years of service with LEO. Prior to his retirement, Mr. O’Sullivan served in positions of increasing responsibility with LEO, most recently as the Chief Executive Officer of LEO Pharma Ireland and as a director of LEO. He also served as a director of LEO Pharmaceuticals Ltd. UK, LEO Pharma SA France and The LEO Foundation. Mr. O’Sullivan serves on the Board of Directors of Amarin Corporation plc. Mr. O’Sullivan is a registered pharmacist, a member and honorary fellow of the Pharmaceutical Society of Ireland and a Knight of the Order of the Dannebrog.

RONALD R. TAYLOR

Mr. Taylor joined the Board of Directors in 1994. Mr. Taylor is currently the President of Tamarack Bay, LLC, a private consulting firm. Prior to forming Tamarack Bay, Mr. Taylor was a general partner of Enterprise Partners Venture Capital, a venture capital firm, from 1998 until 2001. In 1987, Mr. Taylor founded Pyxis Corporation, a manufacturer of automated drug dispensers for hospitals, where he served as Chairman, President, and Chief Executive Officer until its purchase by Cardinal Health, Inc., in 1996. For six years before founding Pyxis,

Mr. Taylor was responsible for operations and international sales at Hybritech, Inc., a biotechnology company. Before joining Hybritech, he served for 10 years in management roles at Allergan, Inc. Mr. Taylor currently serves on the Board of Directors of ResMed Inc., where he is the Lead Director and Chair of the Nominating and Governance Committee, and as the Chairman of the Board of Directors of Tillster.

FRED G. WEISS

Mr. Weiss joined the Board of Directors in 2000. Mr. Weiss is currently the managing director of the consulting firm FGW Consultancy LLC and was previously the managing director of FGW Associates, Inc., a position he held beginning in 1997. Prior to joining FGW he served as an executive for Warner-Lambert for nearly 20 years, most recently as Vice President, Planning, Investment and Development. Mr. Weiss also served from 2000 to January 2017 as Vice-Chairman of the Board of Directors and Chairman of the Audit Committee of numerous BlackRock-sponsored mutual funds. Mr. Weiss serves on the Board of Directors of the Michael J. Fox Foundation for Parkinson’s Research.

Parent

The following table sets forth information about Parent’s directors and executive officers as of December 29, 2017. The current business address of each person is c/o Allergan Sales, LLC, 5 Giralda Farms, Madison, NJ 07940, and the business telephone number is (862) 261-7000.

Name	Citizenship	Position
A. Robert D. Bailey	US	Manager; President
Maria Teresa Hilado	US	Manager; Vice President
Stephen Kaufhold	US	Treasurer
Kira Schwartz	US	Secretary

Executive Officers and Managers of Parent

A. ROBERT D. BAILEY

Mr. Bailey has served as President and Manager since Parent’s acquisition by Allergan (then known as Actavis) in March 2015. Otherwise, see information provided for Allergan above.

MARIA TERESA HILADO

Ms. Hilado has served as Vice President and Manager since Parent’s acquisition by Allergan (then known as Actavis) in March 2015. Otherwise, see information provided for Allergan above.

STEPHEN KAUFHOLD

Mr. Kaufhold has served as Treasurer since Parent’s acquisition by Allergan (then known as Actavis) in March 2015. Mr. Kaufhold has served as Senior Vice President, Treasurer since on April 2010. Prior to joining Allergan, Mr. Kaufhold was Vice President, Treasurer of Virgin Mobile USA, Inc.

KIRA SCHWARTZ

Ms. Schwartz has served as Secretary since Parent’s acquisition by Allergan (then known as Actavis) in March 2015. Ms. Schwartz has served as Senior Vice President, Associate General Counsel at Allergan since March 2015. and prior to that as Vice President, Associate General Counsel starting July 2014. From October 2008 to July 2014, she served as Vice President, Associate General Counsel at Forest, prior to its acquisition by Allergan.

Purchaser

The following table sets forth information about Purchaser’s directors and executive officers as of December 29, 2017. The current business address of each person is c/o Allergan Sales, LLC., 5 Giralda Farms, Madison, NJ 07940, and the business telephone number is (862) 261-7000.

Name	Citizenship	Position
A. Robert D. Bailey	US	Director; President
Maria Teresa Hilado	US	Director; Vice President
Stephen Kaufhold	US	Treasurer
Kira Schwartz	US	Secretary

Executive Officers and Directors of Purchaser

A. ROBERT D. BAILEY

Mr. Bailey has served as a Director on Purchaser’s Board of Directors and as President since Purchaser’s formation on November 1, 2017. Otherwise, see information provided for Allergan above.

MARIA TERESA HILADO

Ms. Hilado has served as a Director on Purchaser’s Board of Directors and as Vice President since Purchaser’s formation on November 1, 2017. Otherwise, see information provided for Allergan above.

STEPHEN KAUFHOLD

Mr. Kaufhold has served as Treasurer since Purchaser’s formation on November 1, 2017. Otherwise, see information provided for Parent above.

KIRA SCHWARTZ

Ms. Schwartz has served as Secretary since Purchaser’s formation on November 1, 2017. Otherwise, see information provided for Parent above.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	By overnight or courier:

Computershare Trust Company, N.A. c/o Voluntary Corp Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and Notice of Guaranteed Delivery may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

212-929-5500 (Call Collect) or

CALL TOLL FREE 800-322-2885

Email: tenderoffer@mackenziepartners.com